Execution Copy

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

BRIGHT NOW! DENTAL, INC.

DRAWBRIDGE ACQUISITIONS, INC.

and

CASTLE DENTAL CENTERS, INC.

APRIL 25, 2004

EXHIBITS

Exhibit A:	Form of Majority Stockholder Written Consent

Exhibit B:	Form of Certificate of Incorporation of Surviving Corporation

Exhibit C:	Form of Bylaws of Surviving Corporation

Exhibit D-1:	Financing Letter

Exhibit D-2:	Financing Letter

Exhibit E:	Equity Financing Letter

SCHEDULES

Schedule 1.6	Transaction Expenses

Schedule 3.1(c)	Certain Equity Interests

Schedule 3.3	Authorized Capital Stock

Schedule 3.3(a)	Options and Company Warrants

Schedule 3.3(b)	Obligations Regarding Capital Stock

Schedule 3.5	Conflicts

Schedule 3.6(a)	Corrections to Public Reports

Schedule 3.7	Material Contracts

Schedule 3.8	Changes

Schedule 3.9	Litigation

Schedule 3.10(b)	Notifications

Schedule 3.11(a)	Employee Benefit Plans

Schedule 3.11(c)	Determination Letters

Schedule 3.11(d)	Effect of Payments to Employees

Schedule 3.12	Environmental, Health and Safety Matters

Schedule 3.13(a)	Intellectual Property

Schedule 3.13(f)	License Agreements

Schedule 3.13(g)	Domain Name Ownership

Schedule 3.13(h)	Sufficiency of Intellectual Property Assets

Schedule 3.13(i)	Intellectual Property Consents

Schedule 3.14(a)	Workers’ Compensation Claims

Schedule 3.14(b)	Acceleration of Benefits

Schedule 3.15	Insurance

Schedule 3.16	Tax Matters

Schedule 3.17	Brokers

Schedule 3.18(a)	Company Leased Real Property

Schedule 3.18(b)	Leases

Schedule 3.18(c)	Lease Consents

Schedule 3.18(d)	Condition of Real Property

Schedule 3.19	Title to Personal Property

Schedule 3.21	Related Party Transactions

Schedule 5.1	Certain Permitted Actions

Schedule 5.7(b)	Written Indemnification Agreements

Schedule 5.11	Special Success Bonuses

Schedule 5.13	Actions Regarding Option Plans

Schedule 6.2(e)	Dissenting Stockholders

Schedule 7.1(c)(iv)	Certain Dissenting Stockholders

Schedule 8.5A	Certain Due Diligence Activities

Schedule 8.5B	Company Knowledge

v

Index of Defined Terms

Term	Section
Additional Materials	5.3(d)
Agreement	Preamble
Alternative Acquisition Agreement	5.2(a)
Appraisal Shares	2.4
Board of Directors	Recitals
Business Day	8.5
Certificate of Merger	1.3
Certificates	2.3(b)
Change of Recommendation	5.2(d)
Closing	1.2
Closing Date	1.2
Code	2.3(f)
Common Stock Merger Consideration	2.1(c)
Company	Preamble
Company Benefit Plan	3.11(a)
Company Common Stock	Recitals
Company Employees	5.14
Company Inbound License Agreements	3.13(f)
Company Leased Real Property	3.18(a)
Company Material Adverse Effect	8.5
Company Owned Copyrights	3.13(d)
Company P.C.	8.5
Company Permits	3.10(a)
Company Preferred Stock	3.3
Company Warrants	3.3
Confidentiality Agreement	8.5
Content	3.13(g)
Copyrights	3.13(a)
DGCL	Recitals
Domain Names	3.13(a)
Effective Time	1.3
Environmental, Health and Safety Requirements	3.12
Environmental Law	8.5
Environmental Permits	3.2(a)
Equity Financing Letter	4.5
Equity Interests	8.5
ERISA	3.11(a)
ERISA Affiliate	3.11(a)
Exchange Act	3.6(a)
Exchange Fund	2.3(a)
Expenses	8.5
Final Change Deadline	5.2(c)

Term	Section
Financial Statements	3.4
Financing Documentation	4.5
Financing Letters	4.5
GAAP	3.4
Gryphon	4.5
Governmental Entity	3.5
Hazardous Materials	3.12(c)
Indemnified Liabilities	5.7(c)
Information Statement	5.3(d)
Initial Proposal Deadline	5.2(c)
Insurance Policies	3.15
Intellectual Property	8.5
IRS	3.11(a)
Knowledge	8.5
Letter Agreement	Recitals
Liabilities	8.5
Lien	8.5
Majority Stockholder	Recitals
Majority Stockholder Written Consent	Recitals
Material Adverse Effect Notice	5.4
Material Contract	3.7
Maximum Expense Letters	1.6
Merger	Recitals
Merger Consideration	2.1(e)
Merger Sub	Preamble
1996 Options	2.2
1996 Plan	2.2
Option	2.2
Option Merger Consideration	2.2(b)
Ordinary Course of Business	5.1
Outside Date	7.1(b)(ii)
Parent	Preamble
Parent Indemnification Commencement Date	5.7(c)
Parent Noteholders	4.5
Patents	3.13(a)
Paying Agent	2.3(a)
Permitted Liens	8.5
Person	8.5
Potential Financing Failure Notice	5.4
Public Reports	3.6(a)
Preferred Stock Merger Consideration	2.1(d)
Sarbanes-Oxley Act	3.6(b)
SEC	3.6(a)
Secretary of State	1.3

Term	Section
Securities Act	3.6(a)
Sentinel Management Agreement	1.6
Series A-1 Preferred Stock	3.3
Series A-2 Preferred Stock	3.3
Series B Preferred Stock	3.3
Shrinkwrap Licenses	3.13(f)
Stockholders Agreement	3.3
Subsidiary	8.5
Superior Proposal	5.2(f)(ii)
Surviving Corporation	Recitals
Takeover Proposal	5.2(f)(i)
Tax	3.16(a)
Tax Liability	3.16(c)
Tax Return	3.16(a)
Trade Secrets	3.13(e)
Trademarks	3.13(a)
Transaction Expenses	1.6
2002 Options	2.2
2002 Plan	2.2
Warrant Merger Consideration	2.1(e)
Wholly Owned Subsidiary	8.5

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 25, 2004, by and among Bright Now! Dental, Inc., a Delaware corporation (“Parent”), Drawbridge Acquisitions, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Castle Dental Centers, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and stockholders that the Company and Parent engage in a business combination;

WHEREAS, in furtherance thereof, the boards of directors of each of Parent, Merger Sub and the Company have approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) so that the Company continues as the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Delaware General Corporation Law (the “DGCL”);

WHEREAS, the board of directors of the Company (the “Board of Directors”) has determined to recommend to its stockholders the adoption of this Agreement and the approval of the transactions contemplated hereby, including, without limitation, the Merger;

WHEREAS, immediately after the execution and delivery of this Agreement and as a condition to Parent’s and Merger Sub’s willingness to enter into this Agreement, Sentinel Capital Partners II, L.P. (the “Majority Stockholder”), the holder of shares of Company Preferred Stock (as defined in Section 3.3) which represent a majority of the votes, when voting together with the holders of the common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) and all other series and classes of capital stock of the Company entitled to be cast on the adoption of this Agreement and the approval of the transactions contemplated hereby by the stockholders of the Company, will deliver its written consent in the form attached hereto as Exhibit A (the “Majority Stockholder Written Consent”), pursuant to which the Majority Stockholder will adopt this Agreement and approve the transactions contemplated hereby;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to Parent’s and Merger Sub’s willingness to enter into this Agreement, the Majority Stockholder and Parent have entered into a letter agreement (the “Letter Agreement”), pursuant to which the Majority Stockholder has agreed, on the terms and subject to the conditions therein, to make certain payments to Parent in the event of certain events of termination of this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms of and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation in the Merger and shall succeed to and assume all the property, rights, privileges, powers and franchises of Merger Sub in accordance with the DGCL.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (local time) on a date to be specified by the parties hereto, which shall be as soon as practicable, but in no event later than the second (2nd) Business Day (as defined in Section 8.5), after satisfaction or waiver of all of the conditions set forth in Article VI (other than delivery of items to be delivered at the Closing and other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing), at the offices of Latham & Watkins LLP, 505 Montgomery Street, Suite 1900, San Francisco, California 94111, unless another time, date or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 1.3 Effective Time. Upon the terms of and subject to the conditions of this Agreement, at the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Secretary of State”) and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State, or at such subsequent date or time as Parent, Merger Sub and the Company shall agree and specify in the Certificate of Merger. The date and time at which the Merger shall become effective is referred to herein as the “Effective Time”. At the Effective Time, the Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL.

Section 1.4 Surviving Corporation Organizational Documents. At the Effective Time, the certificate of incorporation of the Company shall be amended in its entirety to read as set forth in Exhibit B, and such amended certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and as provided in such certificate of incorporation. At the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to read as set forth in Exhibit C, and such amended and restated bylaws shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL and as provided in such bylaws.

Section 1.5 Directors and Officers of the Surviving Corporation. The directors of Merger Sub and the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

Section 1.6 Transaction Expenses. At the Effective Time, subject to the satisfaction or waiver of each of the conditions specified in Article VI, Parent shall pay or cause the Company to pay the fees and expenses described on Schedule 1.6 (“Transaction Expenses”) accrued as of the Closing and not paid by the Company as of the Closing; provided, however, that Parent shall not be required to pay as of the Closing, and the Company may not pay and may not incur (unless subject to the termination of this Agreement) prior to the Closing, Transaction Expenses payable to Sentinel Capital Partners, L.L.C. (which for such purposes shall include payments to Kirkland & Ellis LLP on its behalf), Sheffield Merchant Banking Group or Burnham Securities Inc. in excess of the maximum amounts set forth in the letters provided to the Company by each such Person as of the date hereof providing for a maximum amount of such Transaction Expenses to be paid by the Company to such Person in connection with the Merger (the “Maximum Expense Letters”), it being acknowledged and agreed that neither the Maximum Expense Letters nor this Agreement shall restrict the Company from paying to Sentinel Capital Partners, L.L.C. its periodic management fee payable under the Sentinel Management Agreement, dated as of May 15, 2003 (the “Sentinel Management Agreement”), by and between the Company and Sentinel Capital Partners, L.L.C., or reimbursing Sentinel for any of its ordinary course expenses (other than expenses or fees of legal counsel) for which it is entitled to reimbursement pursuant to the Sentinel Management Agreement.

ARTICLE II

CONVERSION OF SECURITIES

Section 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of the Company’s capital stock or the holders of Merger Sub’s capital stock or any other Person (as defined in Section 8.5), except as expressly provided herein:

(a) Merger Sub Common Stock. Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.00001 per share, of the Surviving Corporation and one validly issued, fully paid and nonassessable share of preferred stock, par value $0.0000l per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. All shares of Company Common Stock and Company Preferred Stock that are owned by the Company as treasury stock, all shares of Company Common Stock and Company Preferred Stock owned by the Wholly Owned Subsidiaries (as defined in Section 8.5) and any shares of Company Common Stock and Company Preferred Stock owned by Parent, Merger Sub or any other wholly owned subsidiary of Parent shall be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Shares of Company Common Stock. Each issued and outstanding share of Company Common Stock, other than shares to be canceled in accordance with Section 2.1(b) and any Appraisal Shares (as defined in Section 2.4), shall be converted into the right to receive $0.1572 in cash, without interest (the “Common Stock Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing such share of Company Common Stock in the manner provided in Section 2.3. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Common Stock Merger Consideration therefor upon the surrender of such certificate in accordance with Section 2.3.

(d) Conversion of Shares of Company Preferred Stock. Each issued and outstanding share of Company Preferred Stock, other than shares to be canceled in accordance with Section 2.1(b) and any Appraisal Shares, shall be converted into the right to receive an amount in cash, without interest, equal to the product of (x) the number of shares of Company Common Stock into which such share of Company Preferred Stock is convertible as of the Effective Time multiplied by (y) the Common Stock Merger Consideration (such product, the “Preferred Stock Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing such share of Company Preferred Stock in the manner provided in Section 2.3. All such shares of Company Preferred Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Preferred Stock Merger Consideration therefor upon the surrender of such certificate in accordance with Section 2.3.

(e) Conversion of Company Warrants. Each issued and outstanding Company Warrant (as defined in Section 3.3) shall be converted, in accordance with its terms, into the right to receive, upon exercise thereof and payment of the exercise price thereunder, (i) with respect to Company Warrants exercisable for shares of Company Preferred Stock, an amount in cash, without interest, equal to the product of (x) the number of shares of Company Preferred Stock into which such Company Warrant is exercisable as of the Effective Time multiplied by (y) the Preferred Stock Merger Consideration or (ii) with respect to Company Warrants exercisable for shares of Company Common Stock, an amount in cash, without interest, equal to the product of (x) the number of shares of Company Common Stock into which such Company Warrant is exercisable as of the Effective Time multiplied by (y) the Common Stock Merger Consideration (such product, as applicable, the “Warrant Merger Consideration”; the Common Stock Merger Consideration, the Preferred Stock Merger Consideration, the Warrant Merger Consideration and the Option Merger Consideration (as defined in Section 2.2) are referred to collectively as the “Merger Consideration” to mean the consideration payable to a holder of a share of the Company Common Stock, a share of the Company Preferred Stock, a Company Warrant or an Option (as defined in Section 2.2), as applicable), payable to the holder thereof upon exercise of the Company Warrant from and after the consummation of the Merger. Except as set forth in the immediately preceding sentence, each Company Warrant shall continue to have, and be subject to, the same terms and conditions as set forth in any agreements therefor immediately prior to the Effective Time.

Section 2.2 Options. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any option to purchase shares of Company Common Stock, whether vested or not vested (each, an “Option” and collectively, the “Options”; Options granted under the Company’s Omnibus Stock and Incentive Plan (as such plan may be amended, supplemented or modified, the “1996 Plan”) are referred to herein as the “1996 Options” and Options granted under the Company’s 2002 Stock Option Plan (as such plan may be amended, supplemented or modified, the “2002 Plan”) are referred to herein as “2002 Options”), or any other Person, except as expressly provided herein:

(a) each Option outstanding immediately prior to the Effective Time with an exercise price per share equal to or greater than the Common Stock Merger Consideration shall be canceled and the holder thereof shall have no right to receive any consideration therefor; and

(b) each Option outstanding immediately prior to the Effective Time with an exercise price per share less than the Common Stock Merger Consideration shall be canceled in exchange for the right to receive a payment in cash, without interest, equal to the product (such product, the “Option Merger Consideration”) of (i) the excess of (x) the Common Stock Merger Consideration over (y) the exercise price per share under such Option multiplied by (ii) the number of shares of Company Common Stock into which such Option is exercisable, which cash payment shall be reduced by any applicable withholding taxes. As soon as reasonably practicable following the Effective Time, but in no event more than ten (10) Business Days thereafter, the Surviving Corporation shall mail to each holder of an Option the applicable Option Merger Consideration.

Section 2.3 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company (the “Paying Agent”) to make the payments of the funds to which holders of shares of Company Common Stock or shares of Company Preferred Stock shall be entitled pursuant to Section 2.1(c) or Section 2.1(d), respectively, and Parent shall enter into an agreement with the Paying Agent to provide for the foregoing on terms reasonably acceptable to the Company. At the Effective Time, Parent shall deposit with the Paying Agent all such funds in trust for the benefit of holders of shares of Company Common Stock and shares of Company Preferred Stock for timely payment hereunder in accordance with Section 2.1 and this Section 2.3 (such deposited funds, the “Exchange Fund”).

(b) Exchange Procedures. As promptly as practicable after the Effective Time but in no event more than five (5) Business Days thereafter, Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock or Company Preferred Stock as of the Effective Time (the “Certificates”) whose shares were converted pursuant to Section 2.1(c) or 2.1(d) into the right to receive the Common Stock Merger

Consideration or the Preferred Stock Merger Consideration, as applicable, (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Common Stock Merger Consideration or the Preferred Stock Merger Consideration, as applicable. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive as promptly as practicable in exchange therefor, subject to subsection (f) below, the Common Stock Merger Consideration multiplied by the number of shares of Company Common Stock or the Preferred Stock Merger Consideration multiplied by the number of shares of Company Preferred Stock formerly represented by such Certificate, and in each case the Certificate so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.3, each Certificate shall be deemed for all purposes at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration in cash as contemplated by Section 2.1 and this Section 2.3. No interest will be paid or accrue in any respect on any cash payable upon surrender of any certificate.

(c) Transfers of Ownership. If payment of the applicable Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the applicable Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable.

(d) Transfer Books; No Further Ownership Rights in Shares. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock or Company Preferred Stock on the records of the Company. From and after the Effective Time, the holders of Certificates evidencing ownership of shares of Company Common Stock or Company Preferred Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the applicable Merger Consideration in the proper amount of cash as provided in this Article II.

(e) Return of Funds; No Liability. At any time following the six (6) month anniversary of the Effective Time, Parent or the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund which has not been disbursed to holders of Certificates as of such time, and thereafter, such holders shall be entitled to look only to Parent or the Surviving Corporation (subject to abandoned property, escheat or other similar laws) as general creditors thereof with respect to the payment of any applicable Merger Consideration that may be payable upon surrender of any Certificates such stockholder holds, as determined pursuant to this Agreement, without any interest thereon; provided that such holders shall have no greater rights against Parent than may be accorded to general creditors of Parent under applicable laws. Any portion of the Exchange Fund remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity shall, to the extent permitted by applicable law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for any applicable Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) Withholding Taxes. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Company Common Stock or shares of Company Preferred Stock pursuant to the Merger such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax law. To the extent amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, the withheld amounts shall be (i) timely paid to the appropriate Governmental Entity (as defined in Section 3.5) to whom such taxes are owed and (ii) treated for all purposes of this Agreement as having been paid to the holder of the shares in respect of which the deduction and withholding was made.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto.

(h) Investment of Exchange Fund. The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided, however, that the terms and conditions of the investment shall be such as to permit the Paying Agent to make prompt payment of the Merger Consideration as necessary. Any net profit resulting from, or interest or income produced by, such investments will be payable to Parent, and Parent shall promptly, upon notice by the Paying Agent, deposit with the Paying Agent the amount of any net loss resulting from or produced by such investments.

Section 2.4 Appraisal Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock and Company Preferred Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Company Common Stock or Company Preferred Stock who have properly exercised appraisal rights with respect thereto (the “Appraisal Shares”) in accordance with Section 262 of the DGCL shall not be exchangeable for the right to receive the applicable Merger Consideration, and holders of such Appraisal Shares shall be entitled to receive payment of the appraised value of such Appraisal Shares in accordance with the provisions of Section 262 of the DGCL unless and until such holders fail to perfect, waive or effectively withdraw or otherwise lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Appraisal Shares shall thereupon be deemed to have been converted as of the Effective Time into, and to have become exchangeable for, solely the right to receive the applicable Merger Consideration otherwise payable pursuant to Sections 2.1(c) and 2.1(d), without any interest thereon. Notwithstanding anything to the contrary contained in this Section 2.4, if this Agreement is terminated prior to the Effective Time, then the right of any stockholder to be paid the appraised value of such stockholder’s Appraisal Shares pursuant to Section 262 of the DGCL shall cease. The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisal of Appraisal Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL which are received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, (i) make any payment with respect to any demands for appraisal, (ii) offer to settle or settle any such demands for appraisal, (iii) waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL, or (iv) agree to do any of the foregoing.

Section 2.5 Adjustment to Merger Consideration. In the event of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with respect to the Company having a record date on or after the date hereof and prior to the Effective Time, appropriate and proportionate adjustments shall be made to the amount of the Merger Consideration, and all references to the Merger Consideration, the Common Stock Merger Consideration, the Preferred Stock Merger Consideration, the Warrant Merger Consideration or the Option Merger Consideration in this Agreement shall be deemed to be to the Merger Consideration as so adjusted.

Section 2.6 Additional Agreements. If at any time after the Effective Time the Surviving Corporation shall determine or be advised that any agreements, documents, deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation, its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the constituent corporations in the Merger, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees are hereby authorized to execute and deliver, in the name and on behalf of either of the constituent corporations in the Merger, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of such constituent corporations, all such other acts and things necessary, desirable or proper, consistent with the terms of this Agreement, to vest, perfect or confirm its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such constituent corporations and otherwise to carry out the purposes of this Agreement, in each case at the sole expense of the Company or Parent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Organization and Qualification; Subsidiaries.

(a) Each of the Company and the Subsidiaries (as defined in Section 8.5) is duly organized, validly existing and in good standing under the laws of its incorporation or organization, as applicable. Each of the Company and the Subsidiaries has the requisite power and authority necessary to own, lease and operate its properties and to carry on its businesses as presently conducted.

(b) Each of the Company and the Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect (as defined in Section 8.5).

(c) Except as set forth on Schedule 3.1(c), the Company does not directly or indirectly own any Equity Interest (as defined in Section 8.5) in, any corporation, partnership, limited liability company, joint venture or other business association or entity. Schedule 3.1(c) sets forth the name, owner, jurisdiction of organization and percentages of outstanding Equity Interests owned, directly or indirectly, by the Company, with respect to each corporation, partnership, limited liability company, joint venture or other business association or entity of which the Company owns directly or indirectly, any Equity Interest.

Section 3.2 Authority. The Company has all necessary power and authority to enter into, deliver and perform its obligations pursuant to this Agreement and, upon delivery of the Majority Stockholder Written Consent, to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) applicable equitable principles (whether considered in a proceeding at law or in equity). The Board of Directors has (a) adopted a resolution approving this Agreement and the transactions contemplated hereby and declaring its and their advisability and (b) determined that this Agreement and the transactions contemplated hereby are in the best interests of the Company’s stockholders. With the receipt of the Majority Stockholder Written Consent, no vote of the holders of any class or series of the capital stock of the Company is necessary to approve this Agreement or to consummate the transactions contemplated hereby. The Board of Directors has taken all action necessary, if any, such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Merger and the other transactions contemplated hereby.

Section 3.3 Capitalization of the Company. As of the date hereof, except as set forth in Schedule 3.3, the authorized capital stock of the Company consists of 18,000,000 shares of Company Common Stock, of which 8,265,323 shares are issued and outstanding, 1,000,000 shares of Class B Nonvoting Common Stock, par value $0.001 per share, of the Company, of which no shares are issued and outstanding, and 1,000,000 shares of preferred stock, par value $0.001 per share, of the Company, which consists of 214,000 shares of Series A-1 Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Series A-1 Preferred Stock”), of which 195,838 shares are issued and outstanding which are convertible into 35,776,356 shares of Company Common Stock in the aggregate, 62,000 shares of Series A-2 Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Series A-2 Preferred Stock”), of which no shares are issued and outstanding, and 80,000 shares of Series B Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Series B Preferred Stock” and together with the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, the “Preferred Stock”), of which 79,190 shares are issued and outstanding which are convertible into 165,022,853 shares of Company Common Stock in the aggregate. As of the date hereof, (A) no shares of Company Common Stock were held in the treasury of the Company or by the Subsidiaries, (B) 7,701,827 shares of Company Common Stock were issuable (and such number was reserved for issuance) upon exercise of Options outstanding as of such date, and (C) 10,984 shares of Series A-2 Preferred Stock, which are convertible into 2,006,595 shares of Company Common Stock in the aggregate, were issuable (and such number was reserved for issuance) upon exercise of warrants (the “Company Warrants”) outstanding as of such date. No other shares of the Company’s capital stock, or securities convertible into or exchangeable for such capital stock or other Equity Interests, are outstanding. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and are validly issued, fully paid, and non-assessable. Except for the Options and Company Warrants and arrangements and agreements described on Schedule 3.3(a) or as modified as contemplated by Schedule 5.13, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company or any Subsidiary to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company or any Subsidiary. Except as modified as contemplated by Schedule 5.13, Schedule 3.3(a) sets forth a true and complete list of the prices at which outstanding Options and Company Warrants may be exercised, the number of Options and Company Warrants outstanding at each such price and the number of vested and unvested Options and Company Warrants for each holder thereof. All shares of Series A-2 Preferred Stock subject to issuance pursuant to the Company Warrants, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth in the Stockholders Agreement, dated as of May 15, 2003 (the “Stockholders Agreement”), by and among the Company, the Majority Stockholder and certain other stockholders of the Company, or on Schedule 3.3(b), there are no outstanding contractual obligations of the Company or any Subsidiary (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of, or (E) granting any preemptive or antidilutive right with respect to, any shares of capital stock of, or other Equity Interests in, the Company or any Subsidiary. Each outstanding share of capital stock of each Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or another Subsidiary free and clear of all Liens (as defined in Section 8.5) (other than those restrictions under applicable securities laws), agreements, limitations on the Company’s or such Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever (other than under applicable securities laws). There are no outstanding contractual obligations of the Company or any Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or any other Person, other than guarantees by any of the Company or any of its wholly owned Subsidiaries of any indebtedness or other obligations of any of the Company or any of its wholly owned Subsidiaries.

Section 3.4 Financial Statements; December Credit Balance. The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 (the “Financial Statements”): (a) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby, except as may be indicated in the notes thereto, and (b) fairly present in all material respects, the consolidated financial condition, results of operations and cash flows of the Company as of the dates thereof and its consolidated results of operations for the periods then ended. The information as of December 31, 2003 set forth in note 4 to the Financial Statements as to the amounts due to patients was true and correct in all material respects as of such date.

Section 3.5 Noncontravention. Except as set forth on Schedule 3.5, neither the execution and the delivery of this Agreement nor the consummation of the transactions contemplated hereby, including the consummation of the Merger, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any court, tribunal arbitrator or mediator or any administrative, governmental or regulatory body, agency or authority (each, a “Governmental Entity”) to which any of the Company or any of the Subsidiaries is subject or any provision of the certificate of incorporation or bylaws of any of the Company or any of the Subsidiaries or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under or payment pursuant to any agreement, contract, lease, license, instrument, or other arrangement to which any of the Company or any of the Subsidiaries is a party or by which any of them is bound or to which any of their respective assets is subject (or result in the imposition of any Lien upon any of their respective assets). Except as set forth on Schedule 3.5, neither the Company nor any of the Subsidiaries is required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Entity or any other party in order for the parties hereto to consummate the transactions contemplated by this Agreement.

Section 3.6 Filings with SEC.

(a) Since January 1, 2001, the Company has made all filings with the U.S. Securities and Exchange Commission (the “SEC”) that it has been required to make under the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (such reports collectively, the “Public Reports”). Each of the Public Reports as of its date has complied with the Securities Act or the Exchange Act, as applicable, in all material respects. None of the Public Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent that a Public Report listed on Schedule 3.6(a) was corrected by a Public Report subsequently filed with the SEC and identified as the correcting Public Report on Schedule 3.6(a).

(b) Each required form, report and document containing financial statements that the Company has filed with or submitted to the SEC since July 31, 2002 was accompanied by the certifications required to be filed or submitted by the Company’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated under such act or the Exchange Act (collectively, the “Sarbanes-Oxley Act”), and no such certificate has been modified or withdrawn. A copy of each such certificate has been provided to Parent. Neither the Company nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, content, form or manner of filing or submission of such certifications.

Section 3.7 Material Contracts. Except as set forth on Schedule 3.7, as of the date hereof, neither the Company nor any of the Subsidiaries (nor, solely with respect to clauses (ii), (iii), (iv), (v) or (viii) below, a Company P.C.) is a party to or bound by any:

(i) written contract or agreement for the employment of any officer, individual employee or other person on a full-time, part-time, consulting or other basis;

(ii) agreement, indenture or guarantee relating to indebtedness for borrowed money except for indebtedness for borrowed money for an amount individually less than $25,000 and not greater than $100,000 in the aggregate;

(iii) lease or agreement under which the Company or any Subsidiary is lessee of or holds or operates any personal property owned by any other party, except for any lease or agreement under which the aggregate annual rental payments do not exceed $25,000;

(iv) lease or agreement under which the Company or any Subsidiary is lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by the Company;

(v) contract or other agreement, the benefits of which will be increased, or the vesting of the benefits to any party of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, including the Merger, or the value of any of the benefits to any party of which will be calculated on the basis of any of the transactions contemplated by this Agreement, including the Merger;

(vi) agreement which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act);

(vii) contract or other agreement involving aggregate expenditures or imposing any liability or obligation of the Company or any Subsidiary which involves annual expenditures in excess of $250,000 and is not cancelable without penalty within ninety (90) days;

(viii) contract or other agreement which contains any non-compete or exclusivity provision with respect to any line of business or geographic area with respect to the Company, any Subsidiary, or any Company P.C.;

(ix) material contract or other material arrangement with any Governmental Entity, insurance company, third party fiscal intermediary or carrier administering any Medicaid state program, Medicare program, any clinic or other in-patient health care facility, dental health or health maintenance organization, preferred provider organization, dental insurance company, managed dental care plan or other dental benefits provider, self-insured employer or other third-party payor; or

(x) material contract or other material agreement providing for the payment for dental services provided to patients of any Company P.C. on credit or any other material financing arrangement with the patients of any Company P.C.

The agreements which are or are required to be set forth on Schedule 3.7 are referred to as the “Material Contracts.” Except as set forth on Schedule 3.7, each Material Contract is valid and binding on the Company, the applicable Subsidiary or the applicable Company P.C. party thereto, as the case may be, and is in full force and effect, and the Company, the applicable Subsidiary or the applicable Company P.C. party thereto, as the case may be, has performed all material obligations required to be performed by it under each Material Contract. Except as set forth on Schedule 3.7, the Company does not have Knowledge of, nor has the Company or any Subsidiary party to any Material Contract received notice of, any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any such Material Contract or any other contract to which it is a party or by which it or any of its properties or assets is bound. Except as set forth on Schedule 3.7, to the knowledge of the senior officers of the Company P.C. party to any Material Contract, such Company P.C. has not received notice of, any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) such Material Contract.

Section 3.8 Absence of Changes. Except for the transactions provided for in this Agreement or as set forth on Schedule 3.8, since December 31, 2003, the Company and the Subsidiaries have conducted their respective businesses, in all material respects, in the Ordinary Course of Business and, since such date, there has not been (A) any Company Material Adverse Effect or an event or development that is reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect, or (B) any action taken by the Company or any Subsidiary that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of any of the provisions of Section 5.1.

Section 3.9 Litigation. Except for litigation brought by stockholders of the Company arising out of or relating to the transactions contemplated hereby (none of which has been instituted or is pending as of the date hereof) or as set forth on Schedule 3.9, there is no suit, litigation, arbitration, claim, action, proceeding or investigation pending or, to the Company’s Knowledge, threatened against the Company, any Subsidiary, any Company P.C. or any of their respective properties, assets or business before any Governmental Entity, or for which the Company, any Subsidiary or any Company P.C. is obligated to indemnify a third party, which could result in a liability individually in excess of $100,000 or in excess of $500,000 with respect to all suits, litigations, arbitrations, claims, actions, proceedings or investigations not listed on Schedule 3.9. Except as disclosed on Schedule 3.9, neither the Company, any Subsidiary nor any Company P.C. is subject to any outstanding order, writ, injunction or decree.

Section 3.10 Compliance with Applicable Law.

(a) Each of the Company, the Subsidiaries and the Company P.C.s holds all material permits, licenses, consents, authorizations, certificates, variances, exemptions, orders and approvals of and from all, and has made all material declarations and filings with, Governmental Entities necessary for the lawful conduct of their respective businesses, as presently conducted, and to own, lease, license and use their respective properties and assets (the “Company Permits”), and all the Company Permits are valid, and in full force and effect. The Company, each Subsidiary and each Company P.C. is in material compliance with the terms of all Company Permits. The activities and businesses of the Company, each Subsidiary and each Company P.C. are being conducted in compliance with all laws, rules, orders, judgments, decrees, ordinances and regulations (including all applicable dental practice, Occupational Safety & Health Administration, consumer credit and environmental laws and regulations) of the United States, all states, counties and localities, and all Governmental Entities, the failure to comply with which would, individually or in the aggregate, have a Company Material Adverse Effect. No Company Permit is subject to termination or suspension as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

(b) None of the Company or any Subsidiary is required to make any filings under any insurance holding company or similar state statute, or to be licensed or authorized as an insurance holding company in any jurisdiction in order to conduct its business as presently conducted, except where the failure to make such filings or to be licensed or authorized would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as set forth on Schedule 3.10(b), neither the Company nor any Subsidiary has received any notification from any Governmental Entity to the effect that any material permit from such Governmental Entity must be obtained by it in order to conduct its business, which permit has not been duly obtained.

Section 3.11 Employee Plans.

(a) Schedule 3.11(a) sets forth a true and complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other material plan, policy, program, practice, agreement, understanding or arrangement providing pension or welfare-type benefits to any current or former director, officer or employee (or to any dependent or beneficiary thereof) of the Company or, solely with respect to any employee benefit plan subject to Title IV of ERISA, any ERISA Affiliate (as defined below), that are now maintained, sponsored or contributed to by the Company or, solely with respect to an employee benefit plan subject to Title IV of ERISA, any ERISA Affiliate (each a “Company Benefit Plan”). For purposes of this Section 3.11, “ERISA Affiliate” shall mean any entity (whether or not incorporated) other than the Company that, together with the Company, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code. With respect to each Company Benefit Plan, the Company has made available to Parent true, correct and complete copies of, as applicable, (A) current plan documents, trust agreements, insurance contracts or other funding vehicles and all material amendments thereto, (B) current summary plan descriptions, including any current summary of material modifications, (C) the most recent annual report (Form 5500 series) filed with the Internal Revenue Service (“IRS”), (D) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (E) the most recent determination or opinion letter issued by the IRS, and, (F) all filings made within the past six (6) years with any Governmental Entity under the Voluntary Compliance Resolution or Closing Agreement Program or the Department of Labor Delinquent Filer Program.

(b) Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable laws, including ERISA and the Code, and contributions required to be made under the terms of any of the Company Benefit Plans have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Public Reports prior to the date of this Agreement to the extent required by GAAP. With respect to Company Benefit Plans, no event has occurred and, to the Company’s Knowledge (as defined in Section 8.5), there exists no condition or set of circumstances in connection with which the Company is reasonably likely to be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans.

(c) Except as disclosed on Schedule 3.11(c), each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received a favorable determination or opinion letter from the IRS as to its qualified status or the remedial amendment period for such Company Benefit Plan has not yet expired, and, to the Company’s Knowledge, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.

(d) Except as set forth on Schedule 3.11(d), (i) no amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any Subsidiary who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Company Benefit Plan could be characterized by the IRS as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), and (ii) no Company Benefit Plan or other agreement provides for a tax gross-up to be paid by the Company to any disqualified individual for any excise taxes imposed by reason of Section 4999 of the Code.

Section 3.12 Environmental, Health and Safety Matters. Except as set forth on Schedule 3.12:

(a) Each of the Company and each Subsidiary and Company P.C. is (A) in compliance with all federal, state, local and foreign statutes, regulations, and ordinances concerning pollution or protection of the environment, including, without limitation, all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, as such requirements are enacted and in effect on or prior to the Closing Date (“Environmental, Health and Safety Requirements”), including, without limitation, obtaining all permits and licenses required thereunder, (B) holds or has applied for all permits, approvals, identification numbers, licenses and other authorizations required under any applicable Environmental Law (any of the foregoing, an “Environmental Permit”) necessary to conduct their current operations, and (C) is in compliance with their respective Environmental Permits, in each of the foregoing cases except for any such noncompliance or failure to hold or apply which would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Neither the Company nor any Subsidiary nor any Company P.C. has received any written notice, report or other information regarding any actual or alleged material violation of Environmental, Health and Safety Requirements, or any material liabilities or potential material liabilities, including any material investigatory, remedial or corrective obligations, relating to the Company or any Subsidiary or any Company P.C. and arising under Environmental, Health and Safety Requirements.

(c) None of the Company or any Subsidiary or any Company P.C. (A) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental, Health and Safety Requirements, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials (as defined below) and no investigation, litigation or other proceeding is pending or, to the Company’s Knowledge, threatened in writing with respect thereto, (B) is an indemnitor in connection with any claim pending or, to the Company’s Knowledge, threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials, or (C) has entered into any agreement with any Person pursuant to which it has assumed responsibility for, either directly or indirectly, or otherwise agreed to contribute to the investigation, assessment or remediation of conditions resulting from a release of Hazardous Materials into the indoor or outdoor environment related to the handling of Hazardous Materials. For purposes of this Agreement, “Hazardous Materials” means (A) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (B) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental, Health and Safety Requirements.

(d) None of the real property owned or leased by the Company or any Subsidiary or Company P.C. is listed or, to the Company’s Knowledge, proposed for listing on the “National Priorities List” under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

Section 3.13 Intellectual Property. Solely for purposes of this Section 3.13, the “Company” shall mean the Company, each Subsidiary and each Company P.C.

(a) Generally. Schedule 3.13(a) sets forth a complete and accurate list of all United States and foreign: (i) trademarks and service marks (whether registered or unregistered), trade names, designs and general intangibles of like nature, together with all goodwill related to the foregoing (collectively, “Trademarks”); (ii) patents and patent applications, including any continuations, continuations-in-part, divisionals, reissues, renewals and applications for any of the foregoing (collectively, “Patents”); (iii) copyrights and mask works, including any registrations and applications therefore and whether registered or unregistered (collectively, “Copyrights”); and (iv) domain names, including top-level Internet domain names and all lower-level Internet domain names for which such top-level domains are a root or parent, whether in the form of an address for use in electronic mail transfer, a Universal Resource Locator, a File Transfer Protocol location, or other form suitable for specifying the location of an electronic data file over a distributed computer network (collectively, “Domain Names”), in each case owned by or licensed to the Company, in whole or in part, including jointly with others (such schedule specifying if such Intellectual Property (as defined in Section 8.5) is owned jointly).

(b) Trademarks. The Company is the owner of all right, title and interest in and to, or has the right to use, all of the Trademarks, in each case free and clear of any and all Liens other than Permitted Liens (as defined in Section 8.5), and the Company has not received any written notice or claim or, to the Company’s Knowledge, any oral notice or claim, challenging the Company’s complete and exclusive ownership of the Trademarks or suggesting that any other person has any claim of ownership with respect thereto.

(c) Patents. The Company owns no Patents.

(d) Copyrights. The Company is the owner of all right, title and interest in and to, or has the right to use, each of the Copyrights used by the Company (the “Company Owned Copyrights”), free and clear of any and all Liens other than Permitted Liens, and the Company has not received any notice or claim (whether written or oral) challenging the Company’s ownership of the Company Owned Copyrights or suggesting that any other Person has any claim of legal or beneficial ownership with respect thereto.

(e) Trade Secrets. The Company has taken all reasonable steps in accordance with normal industry practice to protect its rights in confidential information and proprietary information that: (1) derives independent economic value, actual or potential, from not being generally known to the public or to other persons who can obtain economic value from its disclosure or use; and (2) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy (collectively, “Trade Secrets”). Except under written non-disclosure or confidentiality agreements, there has been no disclosure by the Company of its material confidential information or Trade Secrets.

(f) License Agreements. Schedule 3.13(f) sets forth a complete and accurate list of all license agreements granting to the Company any right to use or practice any rights under any Intellectual Property (other than “off-the-shelf” shrink wrap software commercially available for a license fee of no more than $10,000 (“Shrinkwrap Licenses”), but including all such agreements that are otherwise material to the Company) (collectively, the “Company Inbound License Agreements”), indicating for each the title and the parties thereto. There is no outstanding or, to the Company’s Knowledge, threatened dispute with respect to any Company Inbound License Agreement. Correct and complete executed copies of all Company Inbound License Agreements have been made available to Parent.

(g) Domain Names. The Company is the sole owner of, or has the right to use, the Domain Names, and all such Domain Names are currently registered with an ICANN accredited registrar. Except as set forth on Schedule 3.13(g), the Company is the owner or authorized licensee of all user content displayed on the Internet site associated with each of the

Domain Names (collectively, the “Content”), and no consent from any third party is required in connection with the sale or transfer of the ownership of the Domain Names and the continued use of the Content by the Surviving Corporation.

(h) Ownership; Sufficiency of Intellectual Property Assets. Except as set forth on Schedule 3.13(h), the Company owns or possesses adequate licenses or other rights to use all of its Intellectual Property, free and clear of all Liens other than Permitted Liens. The Intellectual Property identified on Schedule 3.13(a), together with Trade Secrets, Company Owned Copyrights and the Company’s unregistered Copyrights and the Company’s rights granted to them under the Company Inbound License Agreements and any Shrinkwrap Licenses, constitute all the material Intellectual Property rights and Company Inbound License Agreements used in the operation of the Company’s businesses as currently conducted. Except as described on Schedule 3.13(a), all such Intellectual Property rights and Company Inbound License Agreements shall be available for use after the Closing in substantially the same manner as prior to the Closing without any requirement that Parent pay additional fees or the requirement of Parent to obtain the consent of any third party.

(i) Assignment; Change of Control. The execution, delivery and performance by the Company of this Agreement and each of the other documents contemplated hereby to which it is a party, and the consummation of the transactions contemplated hereby, including the Merger, will not result in the loss or impairment of, or give rise to any right of any third party to terminate, any of the Company’s rights to own any of its Intellectual Property or rights under any Company Inbound License Agreement, nor require the consent of any third party in respect of any such Intellectual Property, except as described in Schedule 3.13(i).

Section 3.14 Labor Matters.

(a) Each of the Company and each Subsidiary and Company P.C. is in compliance with all applicable laws, rules, orders, judgments, decrees, ordinances or regulations (including all applicable dental practice respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours) the failure to comply with which would, individually or in the aggregate, have a Company Material Adverse Effect. There is no labor dispute, strike, slowdown or work stoppage against the Company or any Subsidiary pending or, to the Company’s Knowledge, threatened which could reasonably be expected to have a Company Material Adverse Effect. To the Company’s Knowledge, no labor union or similar organization has otherwise been certified to represent any persons employed by the Company, any Subsidiary or Company P.C. or has applied to represent such employees or is attempting to organize so as to represent such employees. There is no charge or complaint against the Company, any Subsidiary or any Company P.C. by the National Labor Relations Board or any comparable state or foreign agency pending or, to the Company’s Knowledge, threatened. Except as set forth on Schedule 3.14(a), there are no material pending claims against the Company, any Subsidiary or Company P.C. under any workers’ compensation plan or policy or for long term disability. Except as set forth on Schedule 3.14(a), there are no material controversies pending or, to the Company’s Knowledge, threatened, between the Company, any Subsidiary or any Company P.C. and any of their current or former employees, which controversies have or could reasonably be expected to result in a material action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity.

(b) Except as set forth on Schedule 3.14(b), none of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (A) result in any payment (including, without limitation, severance, unemployment compensation, parachute, sale bonus, stay bonus or other similar bonus, or otherwise) becoming due to any director or any employee of the Company or any Subsidiary from the Company or any Subsidiary under any Company Benefit Plan or otherwise, (B) significantly increase any benefits otherwise payable under any Company Benefit Plan or (C) result in any acceleration of the time of payment or vesting of any material benefits.

Section 3.15 Insurance. The Company, the Subsidiaries and the Company P.C.s maintain insurance policies (the “Insurance Policies”) against all risks of a character and in such amounts as are usually insured against by similarly situated companies in the same or similar businesses. Each Insurance Policy is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full (except for premiums which have not become due), and no notice of cancellation or termination has been received with respect to any Insurance Policy which has not been replaced on substantially similar terms prior to the date of such cancellation. Schedule 3.15 sets forth a list of all material Insurance Policies maintained by the Company and its Subsidiaries as of the date hereof. Except as disclosed on Schedule 3.15, the Company, each Subsidiary and each Company P.C. has given timely notice to all applicable insurers of any material claims or any material potential claims reasonably likely to be covered under the Insurance Policies, as applicable, in accordance with the requirements of each such Insurance Policy. Except as disclosed on Schedule 3.15, there is no material claim by the Company, any Subsidiary or any Company P.C. pending under any such policies which have been denied or disputed by the insurer. To the Knowledge of the Company, none of the insurers underwriting any of the Insurance Policies set forth on Schedule 3.15 is insolvent or otherwise unable to fulfill its obligations under any such Insurance Policy.

Section 3.16 Tax Matters. Except as set forth on Schedule 3.16:

(a) The Company, each Subsidiary and each Company P.C. has prepared and duly and timely filed with the appropriate taxing authorities all material Tax Returns (as defined below) required to be filed through the date hereof. All such Tax Returns are complete and accurate in all material respects. All material Taxes (as defined below) due and owing by the Company, each Subsidiary and each Company P.C. on or before the date hereof have been paid. Neither the Company nor any of the Subsidiaries or Company P.C.s currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has been made by an authority in a jurisdiction where any of the Company, the Subsidiaries or a Company P.C. does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. As used herein, “Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not. As used herein, “Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(b) No material deficiencies for Taxes against the Company, any Subsidiary or, to the Company’s Knowledge, any Company P.C. have been claimed, proposed or assessed by any taxing or other governmental authority that have not been settled, closed or otherwise resolved. There are no pending or, to the Company’s Knowledge, threatened audits, assessments or other actions for or relating to any Liability (as defined in Section 8.5) in respect of Taxes of the Company, any Subsidiary or, to the Company’s Knowledge, any Company P.C., and there are no matters under discussion with any governmental authorities, or to the Company’s Knowledge, with respect to Taxes that are likely to result in an additional Liability for Taxes with respect to the Company, any Subsidiary or, to the Company’s Knowledge, any Company P.C. The Company has delivered or made available to Parent complete and accurate copies of federal, state and local Tax Returns of the Company and each Subsidiary and their predecessors for the years ended December 31, 2001 and 2002, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by any of the Company and its Subsidiaries or any predecessors since December 31, 2000. Neither the Company nor any of the Subsidiaries, any predecessor or, to the Company’s Knowledge, any Company P.C. has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(c) The unpaid Taxes of the Company, each Subsidiary and each Company P.C. did not, as of the date of the Financial Statements, materially exceed the reserve for Tax Liability (as defined below) (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in the Financial Statements. Since the date of the Financial Statements, neither the Company nor any of the Subsidiaries or Company P.C.s has incurred any material Liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice. As used herein, “Tax Liability” means a Liability for any Tax.

(d) There are no Liens for Taxes other than Permitted Liens on any assets of the Company and or any Subsidiary.

(e) Neither the Company nor any of the Subsidiaries (i) has consented at any time under Section 341(f)(1) of the Code to have the provisions of Section 341(f)(2) of the Code apply to any disposition of the assets of the Company or any Subsidiary; (ii) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (iii) has made an election, or is required, to treat any of its assets as owned by another Person pursuant to the provisions of former Section 168(f) of the Code or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code; (iv) has acquired or owns any assets that directly or indirectly secure any debt the interest on which is tax exempt under Section 103(a) of the Code; (v) has made or will make a consent dividend election under Section 565 of the Code; (vi) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code; or

(vii) made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable state or local Tax provision.

(f) There are no Tax-sharing agreements or similar arrangements (including indemnity arrangements) with respect to or involving the Company or any Subsidiary, and, after the Closing Date, neither the Company nor any Subsidiary shall be bound by any such Tax-sharing agreements or similar arrangements or have any Liability thereunder for amounts due in respect of periods prior to the Closing Date.

(g) Since January 1, 2000, neither the Company nor any Subsidiary has been a member of an affiliated group filing a consolidated federal income Tax Return, other than a group the common parent of which is the Company. Neither the Company nor any Subsidiary has any Liability for the Taxes of any Person (other than Taxes of the Company and each Subsidiary) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise.

(h) The Company and each Subsidiary has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(i) None of the Company nor any Subsidiary has been a United State real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code.

(j) Neither the Company nor any Subsidiary (i) is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or contract which is treated as a partnership for Tax purposes, (ii) owns a single member limited liability company which is treated as a disregarded entity, (iii) is a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law), (iv) is a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law), or (v) is a “passive foreign investment company” as defined in Section 1297 of the Code.

(k) Neither the Company nor any Subsidiary has or has had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the United States of America and such foreign country.

(l) None of the outstanding indebtedness of the Company nor any Subsidiary constitutes indebtedness with respect to which any interest deductions may be disallowed under Sections 163(i) or 163(l) or 279 of the Code or under any other provision of applicable law.

(m) Neither the Company nor any Subsidiary has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code since April 16, 1997, and neither the stock of the Company nor the stock of any of its Subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code since April 16, 1997.

(n) Neither the Company nor any Subsidiary has ever participated in or is participating in an international boycott within the meaning of Section 999 of the Code.

Section 3.17 Brokers. Except as set forth on Schedule 3.17, no broker, finder or investment banker is entitled to any broker’s, finder’s or investment banker’s fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any Subsidiary or made by or on behalf of any other party and for the payment of which the Company or any Subsidiary will be liable.

Section 3.18 Real Property.

(a) Real Property. Except as set forth on Schedule 3.18(a), neither the Company nor any Subsidiary or Company P.C. owns any real property. All of the real property leased by the Company, the Subsidiaries or Company P.C.s (“Company Leased Real Property”) is identified on Schedule 3.18(a).

(b) Leases. Each of the leases of Company Leased Real Property has been duly authorized and executed by the Company, the Subsidiary or the Company P.C. that is a party to the lease and, to the Company’s Knowledge, is in full force and effect and constitutes the legal, valid and binding obligation of the Company or such Subsidiary or Company P.C., and is enforceable in accordance with its respective terms (except as such enforceability may be limited by applicable bankruptcy or similar laws affecting creditors’ rights). Except as set forth on Schedule 3.18(b), the Company has delivered to Parent true and complete copies of each of the leases covering the Company Leased Real Property. Except as set forth on Schedule 3.18(b), none of the Company, the Subsidiaries or the Company P.C.s party to any lease has received notice of any material default under any of such leases which has not been cured, nor has any event occurred which, with notice or the passage of time, or both, would, individually or in the aggregate, give rise to a material default or result in a material liability to the Company or any Subsidiary or any Company P.C. To the Company’s Knowledge, the other party to each of such leases is not in material default under any of said leases and there is no event which, with notice or the passage of time, or both, would give rise to such a material default.

(c) Consents. Except as set forth on Schedule 3.18(c), no consent or approval is required in connection with the consummation of the transactions contemplated by this Agreement, including the consummation of the Merger, under any lease of Company Leased Real Property.

(d) Condition of Real Property. Except as set forth on Schedule 3.18(d), all premises on any Company Leased Real Property are in good operating condition and repair (ordinary wear and tear excepted), and the Company leasehold improvements have been maintained and are adequate for its current needs and there are no material defects in the physical condition of any land or buildings constituting part of the Company Leased Real Property or any leasehold improvements that would result in a material liability of the Company, any Subsidiary or any Company P.C. with respect to such Company Leased Real Property or leasehold improvement.

(e) Compliance with Law. None of the Company, any of the Subsidiaries or any of the Company P.C.s has received any notice from any Governmental Entity of any violation of any law, ordinance, regulation, or Company Permit issued with respect to any Company Leased Real Property that has not heretofore been corrected or is reasonably likely to have a Company Material Adverse Effect and no such violation exists. None of the Company or any Subsidiaries or Company P.C. has received any notice of any real estate tax deficiency or delinquent assessment with respect to any of Company Leased Real Property, or any pending or threatened condemnation thereof.

Section 3.19 Personal Property. Except as set forth on Schedule 3.19 or in the Financial Statements, the Company, each Subsidiary and each Company P.C. possesses good and valid title to all personal property owned by it. To the Company’s Knowledge, all such personal property, including without limitation, all machinery, equipment, furniture, furnishings and vehicles, of the Company, any Subsidiary or any Company P.C. that are used, held for use or intended to be used in the operation or conduct of the business, is owned free and clear of any Lien (other than Permitted Liens), conditional sale agreement, security title, or other charge except as set forth on Schedule 3.19 or in the Financial Statements. The Financial Statements reflect all personal property of the Company and the Subsidiaries required to be disclosed by GAAP. All material items of leasehold improvements, furnishings, machinery, equipment and other personal property of any kind or nature of the Company, the Subsidiaries and the Company P.C.s has been reasonably well maintained, is in suitable condition for its use (ordinary wear and tear excepted), and substantially complies with all applicable laws, ordinances and regulations.

Section 3.20 Customer Relationships and Dental Plans. No dental insurance plan, managed care plan or similar plan which accounted for more than 2% of the consolidated revenues of the Company for the fiscal year ended December 31, 2003 has canceled or otherwise terminated its relationship or arrangement with the Company, any Subsidiary or any Company P.C., or has materially decreased or reduced its usage or purchase of the services or products of the Company, any Subsidiary or any Company P.C. No such plan or supplier has, to the Company’s Knowledge, any plan or intention to terminate, to cancel or otherwise materially and adversely change its relationship with the Company or any Subsidiary or Company P.C. and neither the Company nor any Subsidiary nor any Company P.C. has received any notice or information of such intent.

Section 3.21 Transactions with Certain Persons. Except as set forth in the Public Reports or on Schedule 3.21, no officer, director, employee or other affiliate of the Company or any Subsidiary or Company P.C., nor any member of any such person’s immediate family, is presently a party to any material transaction with the Company or any Subsidiary or Company P.C.

Section 3.22 No Other Agreements. Except pursuant to this Agreement, neither the Company, nor to the Company’s Knowledge, any stockholder of the Company has any legal obligation, absolute or contingent, to any other Person to sell, directly or indirectly, any shares of capital stock or any material assets of the Company or any Subsidiary or to effect any merger, share exchange, consolidation, business combination, recapitalization, liquidation or other reorganization of the Company or any Subsidiary or to enter into any agreement with respect thereto.

Section 3.23 Maximum Expense Letters. The Company has delivered to Parent as of the date hereof true and complete copies of the Maximum Expense Letters, which letters have not been amended or supplemented, or the commitments of the Persons delivering such letters waived, by the Company.

Section 3.24 Disclosure Documents.

(a) The definitive Information Statement (as defined in Section 5.3(d)) and any Additional Materials (as defined in Section 5.3(d)) when filed by the Company with the SEC or when distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b) (A) At the time the definitive Information Statement is first mailed to stockholders of the Company, such definitive Information Statement will not, and (B) at the time of the filing of any Additional Materials and at the time of any distribution or dissemination thereof, such Additional Materials will not, in each case, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(c) The representations and warranties contained in this Section 3.24 will not apply to statements made or omissions included in the Information Statement or any Additional Materials based upon information furnished to the Company by or on behalf of Parent or Merger Sub specifically for use therein.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company:

Section 4.1 Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to carry on its businesses as now being conducted, except where the failure to have such power or authority would not be reasonably expected to prevent or materially delay the consummation of the Closing.

Section 4.2 Authority. Each of Parent and Merger Sub has all necessary power and authority to enter into, deliver and perform its obligations pursuant to this Agreement and, upon delivery of the written consent to the adoption of this Agreement and the approval of the transactions contemplated hereby by Parent as the sole stockholder of Merger Sub immediately after the execution and delivery hereof, to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceeding on the part of Parent or Merger Sub is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by (i) applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) applicable equitable principles (whether considered in a proceeding at law or in equity). The board of directors of Parent (or a duly authorized committee of that board) and the board of directors of Merger Sub have each: (a) adopted a resolution approving this Agreement and the transactions contemplated hereby and declaring its and their advisability; and (b) determined that this Agreement and the transactions contemplated hereby are in the best interests of its respective stockholders. Parent, as the sole stockholder of Merger Sub, will immediately after the execution and delivery hereof adopt this Agreement and approve the transactions contemplated hereby. No vote of the holders of any class or series of the capital stock of Parent is necessary to approve this Agreement or the transactions contemplated hereby.

Section 4.3 Consents and Approvals; No Violations. Assuming the truth and accuracy of the Company’s representations and warranties, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent and Merger Sub of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Closing or the effectiveness of the Merger. Neither the execution, delivery and performance of this Agreement by Parent or Merger Sub nor the consummation by Parent or Merger Sub of the transactions contemplated hereby, including, without limitation, the Merger, will (a) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Sub, (b) other than pursuant to debt agreements that will be terminated as a part of the refinancing contemplated by Section 4.5, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which any of them or any of their respective properties or assets may be bound or (c) violate any order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or Merger Sub or any of their subsidiaries or any of their respective properties or assets, except, in the case of clause (b) or (c), for violations, breaches or defaults which would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the consummation of the Closing or the Merger.

Section 4.4 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or investment banker’s fee or commission for which the Company may be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent, Merger Sub or any of their affiliates.

Section 4.5 Financing. Attached hereto as Exhibit D-1 and Exhibit D-2 are true and correct copies of letters from Antares Capital Corporation and a syndicate of certain holders of Parent’s senior subordinated notes (including the syndication agent(s) thereunder, the “Parent Noteholders”), dated as of April 23, 2004 and April 23, 2004, respectively (the “Financing Letters”), pursuant to which the parties thereto have committed, subject to the terms and conditions set forth therein, to provide or cause to be provided financing of up to $106,800,000 in connection with the consummation of the transactions contemplated hereby, including, without limitation, the Merger and the payment of the aggregate Merger Consideration, the refinancing of indebtedness of Parent and the Company, the payment of fees and expenses and the financing of Parent’s working capital needs. Attached hereto as Exhibit E is a true and correct copy of a letter from Gryphon Partners II, L.P. (“Gryphon”), dated as of April 23, 2004 (the “Equity Financing Letter”), pursuant to which Gryphon has committed, subject to the terms and conditions set forth therein, to provide or cause to be provided equity financing of up to $30,000,000 in connection with the consummation of the transactions contemplated hereby, including, without limitation, the Merger and the payment of the aggregate Merger Consideration, the refinancing of indebtedness of Parent and the Company, the payment of fees and expenses and the financing of Parent’s working capital needs. Neither Parent nor Merger Sub, nor any of their affiliates or associates, has been advised by any of the issuers of the Financing Letters or by Gryphon of any reason why such committed financing will not be consummated in accordance with the terms of the Financing Letters or the Equity Financing Letter. The obligations to provide financing pursuant to the Financing Letters and the Equity Financing Letter (together, the “Financing Documentation”) will provide sufficient funds to consummate the transactions contemplated hereby, including, without limitation, the Merger, pay the aggregate Merger Consideration, refinance existing indebtedness of the Company and pay related fees and expenses.

Section 4.6 Ownership and Organization of Merger Sub. Parent owns all of the issued and outstanding shares of capital stock of Merger Sub. Merger Sub has not conducted any business or activity other than in connection with the Merger and the other transactions contemplated by this Agreement.

Section 4.7 Disclosure Documents. The information with respect to Parent and Merger Sub that Parent or Merger Sub furnishes to the Company specifically for use in the Information Statement or any Additional Materials will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, when filed by the Company with the SEC or when distributed or otherwise disseminated to stockholders of the Company.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Businesses Prior to the Effective Time. Except as expressly provided in this Agreement, during the period from the date of this Agreement until the Closing Date or the earlier termination of this Agreement, the Company shall, and shall cause each of the Subsidiaries to, conduct its business and operations in the ordinary course of business consistent with past custom and practice, including with respect to quantity and frequency (“Ordinary Course of Business”), and the Company shall, and shall cause each of the Subsidiaries to, use its reasonable best efforts to preserve substantially intact its business organization, to keep available the services of its present officers and key employees and to preserve the present commercial relationships with key persons with whom it does business. Without limiting the generality of the foregoing, and except as set forth on Schedule 5.1 or as expressly permitted by any other provision of this Agreement, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement, neither the Company nor any Subsidiary (unless in each case as required by applicable laws, rules, orders, judgments, decrees, ordinances or regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any Subsidiary) shall, directly or indirectly, take or agree to take any of the following actions without the prior written consent of Parent:

(a) authorize or effect any change in its certificate of incorporation or bylaws;

(b) except as contemplated by Schedule 5.13, grant any options, warrants, or other rights to purchase or obtain any of its capital stock or issue, sell, or otherwise dispose of any of its capital stock (except for the issuance of shares of Company Common Stock or Company Preferred Stock upon the conversion or exercise of Options, Company Warrants, Company Preferred Stock and other rights outstanding on the date of this Agreement);

(c) declare, set aside or pay any dividend or distribution with respect to its stock or other Equity Interest (whether in cash or in kind), or redeem, repurchase, or otherwise acquire any of its capital stock or other Equity Interest; provided, however, that this clause (c) shall not apply to the Wholly Owned Subsidiaries;

(d) issue any note, bond, or other debt security or create, incur, assume, or guarantee any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

(e) impose any Lien, which is not a Permitted Lien, upon any of its assets outside the Ordinary Course of Business or secure indebtedness or obligations in excess of $150,000 not otherwise secured as of the date hereof;

(f) make any capital investment in, make any loan to, or acquire the securities or assets of any other Person;

(g) except as may be required by contractual commitments or corporate policies with respect to severance or termination pay in existence on the date of this Agreement as disclosed on Schedule 3.7: (i) increase the compensation or benefits payable or to become payable to its directors, officers or employees (except for increases in accordance with past practices in salaries or wages of employees (but not executive officers) of the Company or any Subsidiary which are not across-the-board increases); (ii) grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of the Company or any Subsidiary, except to the extent required by applicable laws, rules, orders, judgments, decrees, ordinances or regulations or the terms of a collective bargaining agreement in existence on the date of this Agreement; or (iii) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan;

(h) (i) prepay any indebtedness for borrowed money, (ii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the Ordinary Course of Business and in accordance with their terms, (iii) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course of Business, or (iv) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the Ordinary Course of Business;

(i) waive, release, assign, settle or compromise any claims, or any litigation or arbitration individually in excess of $100,000 or in the aggregate in excess of $300,000;

(j) make any change in accounting policies or procedures, except as required by GAAP or by a Governmental Entity;

(k) make or change any election in respect of Taxes, adopt or change any material accounting method in respect of Taxes, enter into any tax allocation agreement, tax sharing agreement, tax indemnity agreement or closing agreement, settle or compromise any claim, notice, audit report or assessment in respect of Taxes individually in excess of $50,000 or in the aggregate in excess of $100,000, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(l) modify, amend or terminate, or waive, release or assign any rights or claims with respect to any confidentiality or standstill agreement to which the Company is a party;

(m) write up, write down or write off the book value of any assets, individually or in the aggregate, for the Company and the Subsidiaries taken as a whole, in excess of $250,000, except for depreciation and amortization and impairment charges in accordance with GAAP consistently applied;

(n) take any action to exempt any Person (other than Parent or Merger Sub) or any action taken by such Person from, or make such person, entity or action not subject to, (i) the provisions of Section 203 of the DGCL, if applicable, or, (ii) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares;

(o) take any action that is intended or would reasonably be expected to result in any of the conditions set forth in Section 6.1 or Section 6.2 not being satisfied;

(p) make or authorize any capital expenditure other than as set forth on Schedule 5.1(p) or capital expenditures that are individually in excess of $100,000, or in the aggregate in excess of $500,000 (excluding the capital expenditures set forth on Schedule 5.1(p));

(q) hire full time or temporary employees outside of the Ordinary Course of Business;

(r) terminate, cancel or agree to any material change in any Material Contract other than in the Ordinary Course of Business; or

(s) commit to do any of the foregoing.

Section 5.2 No Solicitation.

(a) No Solicitation. From the date hereof until the Effective Time or the earlier termination of this Agreement, except as described in Section 5.2(c), the Company shall not, nor shall it permit any of the Subsidiaries or its or their officers, directors or employees or the investment bankers, financial advisors, attorneys, accountants or other representatives retained by it or any of the Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as defined in Section 5.2(f)(i)); (ii) participate in any discussions or negotiations regarding any Takeover Proposal; (iii) approve, endorse or recommend any Takeover Proposal; or (iv) enter into any definitive acquisition agreement related to any Takeover Proposal (an “Alternative Acquisition Agreement”) or any agreement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any transaction contemplated by this Agreement. The Company shall cease, and shall cause its Subsidiaries to cease, each of the foregoing actions, and shall cause its officers, directors, employees, financial advisors, attorneys and other advisors to cease, any and all such existing actions.

(b) Notification of Takeover Proposals. As promptly as reasonably practicable (and, in any event, within 24 hours) after receipt by the Company of any Takeover Proposal or any written request for nonpublic information or inquiry relating to a Takeover Proposal, the Company shall provide Parent with oral and written notice of the material terms and conditions of such Takeover Proposal, request or inquiry, and the identity of the Person making such Takeover Proposal, request or inquiry and a copy of all written materials provided from the Person making such Takeover Proposal in connection with such Takeover Proposal, request or inquiry. The Company shall provide Parent as promptly as reasonably practicable (and, in any event within 24 hours) copies of all correspondence and other written materials reasonably relating to the Takeover Proposal, request or inquiry and the status and details thereof (including material amendments or proposed material amendments) and notice of all changes in the aggregate amount of consideration contemplated by the Takeover Proposal. The Company shall promptly provide oral updates to Parent, upon request by Parent, regarding all material developments with respect to such Takeover Proposal.

(c) Superior Proposals. Notwithstanding anything to the contrary contained in Section 5.2(a), in the event that (i) the Company receives an unsolicited bona fide Takeover Proposal on or before the fifteenth (15th) calendar day following the date hereof (the “Initial Proposal Deadline”) and the Board of Directors (or a committee thereof) has in good faith concluded (following consultation with its financial advisor) that such Takeover Proposal is, or could reasonably be expected to lead to, a Superior Proposal (as defined in Section 5.2(f)(ii)), and (ii) the Board of Directors (or a committee thereof) concludes in good faith, following consultation with its outside legal counsel, that the failure to do any of the following would be reasonably likely to constitute a breach of its fiduciary duties to the Company’s stockholders under applicable law (without regard, if applicable, to the existence of the Majority Stockholder Written Consent), then, on or before the fifth (5th) Business Day following the thirtieth (30th) calendar day following the last date on which a Person making a Takeover Proposal has made its first Takeover Proposal (which the Board of Directors (or a committee thereof) has in good faith concluded (following consultation with its financial advisor) is, or could reasonably be expected to lead to, a Superior Proposal) which is received by the Company following the execution hereof and on or before the Initial Proposal Deadline (such date, the “Final Change Deadline”), it may:

(A) request information from the Person making such Takeover Proposal for the purpose of the Board of Directors informing itself about the Takeover Proposal that has been made and the Person that made it;

(B) furnish information with respect to the Company to the Person making such Takeover Proposal pursuant to a customary confidentiality agreement the benefits of the terms are which no more favorable to the Person making such Takeover Proposal than the Confidentiality Agreement in any material respect; provided that such confidentiality agreement shall not prohibit disclosure to Parent of the terms and conditions of such Takeover Proposal, including the identity of the Person making such Takeover Proposal and any material changes thereto; and

(C) engage in discussions or negotiations with the Person making such Takeover Proposal regarding such Takeover Proposal.

(d) Change of Recommendation. Following the receipt of a Takeover Proposal received by the Company on or before the Initial Proposal Deadline that as of the Final Change Deadline is a Superior Proposal, the Board of Directors (or a committee thereof) may, on or before the Final Change Deadline, cause the Company to terminate this Agreement pursuant to Section 7.1(c)(i) and (x) enter into or seek to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal or (y) in the case of a Superior Proposal that is a tender offer or exchange offer made directly to its stockholders, recommend that its stockholders accept the tender or exchange offer (any such termination, whether caused by the Board of Directors or a committee thereof, and actions described under clause (x) or (y) above, a “Change of Recommendation”), if all of the following conditions in clauses (i) through (iv) are met:

(i) the Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal;

(ii) the Company has (A) provided to Parent five (5) Business Days’ prior written notice which shall state expressly (x) that it has received a Superior Proposal, (y) the material terms and conditions of the Superior Proposal and the identity of the Person making the Superior Proposal, and (z) that it intends to effect a Change of Recommendation and the manner in which it intends to do so, (B) made available to Parent all materials and information made available to the Person making the Superior Proposal in connection with such Superior Proposal not otherwise made available to Parent, and (C) during such five (5) Business Day period, if requested by Parent, engaged in good faith negotiations to amend this Agreement in such a manner that the Takeover Proposal which was determined to be a Superior Proposal no longer is a Superior Proposal (for purposes of such determination, if the consideration offered in a Superior Proposal is other than cash, Parent shall be deemed to have “matched” such Superior Proposal for purposes of the amount of consideration of such Superior Proposal if the aggregate consideration offered by Parent has a value that is not less than the value of the consideration offered in the Superior Proposal, as determined in good faith by the Board of Directors (or a committee thereof), after consultation with and taking into account the advice of its outside legal counsel and financial advisor);

(iii) the Company shall have complied with Section 5.2(c) and shall not have breached in any material respect any of the other provisions set forth in this Section 5.2; and

(iv) the Company shall have paid to Parent the termination fee set forth in Section 7.2(d).

(e) Compliance with Tender Offer Rules. Nothing contained in this Section 5.2 or in Section 5.9 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9(a) or Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders required by law; provided, however, neither the Company nor the Board of Directors nor any committee thereof shall, except as in accordance with Section 5.2(d), effect or propose publicly to effect a Change of Recommendation.

(f) Definitions. For purposes of this Agreement:

(i) “Takeover Proposal” means any inquiry, proposal or offer from any Person other than Parent or its subsidiaries, affiliates or representatives relating to any acquisition, purchase, lease, sale, issuance or other disposition, directly or indirectly, by merger, consolidation, share exchange or otherwise of at least a majority of the assets of the Company and its Subsidiaries on a consolidated basis or at least a majority of the voting power represented by the equity securities of the Company or the Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning at least a majority of the voting power represented by the equity securities of the Company or the Subsidiaries, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of the Subsidiaries, or any combination of the foregoing, other than the transactions contemplated by this Agreement.

(ii) “Superior Proposal” means any bona fide Takeover Proposal submitted to the Company or the Board of Directors (or any committee thereof) which did not result from a breach of this Section 5.2 and which the Board of Directors (or any committee thereof) concludes in good faith after (A) taking into account all relevant factors, facts and circumstances, including, without limitation, (x) the respective terms, conditions and structure of the transaction contemplated by this Agreement and the transaction contemplated by such Takeover Proposal, including, without limitation, pricing terms, the type of consideration, financing conditions and contingencies, regulatory conditions and impediments, other conditions, termination rights, break-up or similar fees, expense reimbursement obligations and the timing of the closing of the transaction, (y) the likelihood that each such transaction will be consummated and (z) any changes to the terms of this Agreement which have been proposed by Parent, and (B) consulting with its financial advisor and/or other advisors, is, given all relevant factors, more favorable to the Company’s stockholders (other than any stockholder party to the Letter Agreement) than the terms of the transactions contemplated by this Agreement.

Section 5.3 Reasonable Best Efforts.

(a) Generally. Subject to the terms and conditions herein, each of Parent, Merger Sub and the Company shall use its respective reasonable best efforts to take, or to cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable, and to cooperate with the other parties hereto, to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, the Merger, as soon as practicable (including satisfaction, but not waiver, of the conditions to the obligations of the parties hereto to consummate the Merger set forth in Article VI). The Company shall give any notices to third parties and will use its reasonable best efforts to obtain all consents and waivers listed on Schedule 3.5 and all other third party consents that are required for the consummation of the transactions contemplated by this Agreement or that Parent may reasonably request in connection with the consummation of the transactions contemplated by this Agreement, including, without limitation, the Merger. Each party hereto shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of Governmental Entities or other Persons required for the consummation of the transactions contemplated by this Agreement. The Company and Parent each acknowledge that they remain subject to Sections 1, 2 and 6 of the Confidentiality Agreement, and Parent shall cause Merger Sub to comply with the terms thereof as if party thereto with Parent.

(b) Litigation. Without limiting the generality of Section 5.3(a), each of Parent, Merger Sub and the Company shall use its respective reasonable best efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties hereto to consummate the transactions contemplated hereby and to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages; provided, however, that no party hereto shall be obligated to agree to proffer to, divest or hold separate, or enter into any license or similar agreement with respect to any of its assets or its business.

(c) Financing. Without limiting the generality of Section 5.3(a), each of Parent and Merger Sub shall use its respective reasonable best efforts to obtain the financing contemplated by the Financing Documentation as soon as practicable but in no event later than (x) the forty-fifth (45th) calendar day following the date of mailing of the Information Statement to the Company’s stockholders, if the SEC shall not have indicated that it will review the Information Statement, or (y) the thirtieth (30th) calendar day following the date of mailing of the Information Statement to the Company’s stockholders, if the SEC shall have indicated that it will review the Information Statement. If Parent and Merger Sub shall be unable to obtain the financing contemplated by the Financing Documentation, each of Parent and Merger Sub shall use its respective reasonable best efforts to obtain substitute financing as soon as practicable on terms and conditions reasonably satisfactory to Parent and Merger Sub to enable consummation of the Merger; provided, however, that neither the foregoing provision nor Section 5.3(a) shall require (x) Parent or Merger Sub to obtain substitute financing on terms materially less favorable to Parent or Merger Sub than the terms contemplated by the Financing Documentation or (y) Gryphon (or any affiliate of Gryphon) to provide greater than the amount of financing committed under the Equity Financing Letter. The Company shall, and shall cause its accountants, attorneys and other representatives to, provide all reasonable cooperation in connection with the consummation of the financing contemplated by the Financing Documentation.

(d) Information Statement. Promptly after the execution and delivery of this Agreement, the Company shall prepare and file with the SEC an information statement of the type contemplated by Rule 14c-2 promulgated under the Exchange Act relating to the adoption of this Agreement and the approval of the transaction contemplated hereby, including, without limitation, the Merger (together with any amendments thereof or supplements thereto, the “Information Statement”), it being understood and agreed that the preliminary Information Statement shall in no event be filed with the SEC later than fourteenth (14th) calendar day following the date hereof. In addition, the Company shall prepare and file with the SEC any other filings as and when requested by the SEC or required by Regulation 14C (the “Additional Materials”). The Information Statement shall be prepared in accordance with, and comply with, Regulation 14C and Schedule 14C promulgated under the Exchange Act. The Company shall provide Parent and Merger Sub with a reasonable opportunity to review and comment on the Information Statement and any Additional Materials and all responses to and requests for additional information from the SEC prior to filing such with the SEC. Parent and Merger Sub shall promptly provide any comments on the Information Statement and any Additional Materials and any information necessary to be included in any of the foregoing. Promptly after the Information Statement has been cleared by the SEC or after ten (10) calendar days have passed since the date of the filing of the preliminary Information Statement with the SEC without notice from the SEC of its intent to review the Information Statement, the Company shall promptly file with the SEC the Information Statement in definitive form as contemplated by Rule 14c-2 promulgated under the Exchange Act substantially in the form previously cleared by or filed with the SEC, as the case may be, and mail a copy of the Information Statement to the Company’s stockholders.

Section 5.4 Notification of Certain Matters. Each party hereto shall give prompt notice to the other party hereto if any of the following occur after the date of this Agreement: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such third party is or may be required in connection with the transactions contemplated by this Agreement; (b) receipt of any notice or other communication from any Governmental Entity or any securities market or securities regulator in connection with the transactions contemplated by this Agreement; or (c) the occurrence of an event which would or would be reasonably likely in the future to (i) have a Company Material Adverse Effect or prevent or delay the consummation of the Merger or (ii) cause any condition to the obligations of any party hereto to consummate the Merger to be unsatisfied; provided, however, that no disclosure by any party hereto pursuant to this Section 5.4 shall be deemed to amend or supplement this Agreement or the Schedules hereto or to prevent or cure any breach of any misrepresentation, warranty, or covenant herein. Without limiting the generality of the first sentence of this Section 5.4, the Company shall give prompt written notice to Parent of the occurrence a Company Material Adverse Effect (such notice, the “Material Adverse Effect Notice”). Without limiting the generality of the first sentence of this Section 5.4, Parent shall (x) provide prompt notice to the Company of the receipt from Antares Capital Corporation, the Parent Noteholders or Gryphon of notice that it is unable to provide the financing contemplated by either of the Financing Letters or the Equity Financing Letter, and (y) promptly provide oral updates to the Company, upon request by the Company, regarding the status of, and all material developments with respect to, Parent’s and Merger Sub’s efforts to obtain the financing to satisfy the condition to the obligations of Parent and Merger Sub set forth in Section 6.2(d). Without limiting the generality of the first sentence of this Section 5.4, Parent shall give prompt written notice to the Company of the occurrence or existence of any event or circumstance which would, or would be reasonably likely to, give rise to the failure of the condition described in Section 6.2(d) (such notice, the “Potential Financing Failure Notice”).

Section 5.5 Access to Information. From the date hereof until the Effective Time or the earlier termination of this Agreement, upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall, and shall cause each of the Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of Parent, during normal business hours in a manner so as not to have interfered with the normal business operations of the Company or its Subsidiaries, reasonable access to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives.

Section 5.6 Confidentiality.

(a) All information in any form provided from any party hereto to any other party hereto with respect to the delivering party or any of its subsidiaries or its businesses, assets or operations and any other information identified by the delivering party as confidential, proprietary and non-public, including any copies, excerpts, summaries, analyses or notes thereof generated by the receiving party (collectively, the “Confidential Information”), shall be treated by the receiving party as confidential, proprietary and non-public information of the delivering party. Notwithstanding the foregoing, “Confidential Information” shall not include: (i) information in the public domain at the time that it was provided by the delivering party or which subsequently came into the public domain other than as a result of breach by the receiving party of this Agreement or the Confidentiality Agreement; (ii) information legally obtained from a third party unaffiliated with the delivering party; provided that such third party was not bound by any confidentiality agreement with the delivering party; (iii) information independently developed by the receiving party without reference to the Confidential Information; or (iv) information in the possession of the receiving party prior to its disclosure by the delivering party to the receiving party. All “Confidential Information” previously subject to the Confidentiality Agreement shall constitute Confidential Information under this Agreement and shall be subject to the provisions and protections contemplated hereby.

(b) All Confidential Information: (i) shall remain the property of the delivering party; (ii) shall be treated as confidential, proprietary and non-public by the receiving party and its respective officers, directors, employees, representatives and agents, taking all such actions as shall be necessary or desirable to preserve and protect the confidentiality of the

Confidential Information and in any event using means not less than those used to protect its own confidential information; (iii) shall be used by the receiving party solely for those purposes contemplated by this Agreement; and (iv) shall not be disclosed by the receiving party without the delivering party’s prior written consent to any Person other than the receiving party’s officers, directors, employees, representatives or agents to be used in accordance with this Section 5.6(b).

(c) Notwithstanding anything to the contrary set forth in this Section 5.6, each party hereto receiving Confidential Information, and each of its respective employees, representatives or other agents shall be permitted to: (i) subject to Section 5.6(d), disclose the terms of the Confidential Information to any Person or any Governmental Entity to comply with applicable law; and (ii) disclose the terms of the Confidential Information to its officers, directors, employees, representatives or agents; provided that (A) such party advises the recipient to keep such Confidential Information confidential as provided in this Section 5.6, (B) the disclosure to such recipient is reasonably likely to further the purposes contemplated by this Agreement, and (C) such party shall be liable to the other such party for any damages resulting from the disclosure thereof by such recipients.

(d) Should any party hereto be compelled to disclose any portion of the Confidential Information of any other party hereto to comply with applicable law, as determined with the advice of counsel, such disclosing party shall, in each case to the extent practicable and permissible by law, (i) give such other party prompt notice of such fact within a reasonable period of time prior to any disclosure and (ii) cooperate fully and in good faith to obtain a protective order or other appropriate protection relating to the disclosure and subsequent use of such Confidential Information. Notwithstanding anything to the contrary contained herein, in such event, the disclosing party shall disclose only that portion of the Confidential Information as it is compelled to disclose. The party hereto that desires to prevent the disclosure of its Confidential Information in this case shall reimburse the party hereto compelled to disclose such Confidential Information for the reasonable costs and expenses incurred by such party in connection with its efforts to obtain such a protective order or other appropriate protection.

(e) Notwithstanding anything to the contrary contained herein, this provision shall survive for a period of two (2) years after termination of this Agreement.

Section 5.7 D&O Insurance; Indemnification.

(a) Insurance. From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, provide each individual who served as a director or officer of the Company at any time prior to the Effective Time with directors’ and officers’ liability insurance for a period of six years (6) years after the Effective Time on terms no less favorable to such directors and officers in coverage and amount than any applicable insurance in effect immediately prior to the Effective Time; provided, however, that Parent or the Surviving Corporation shall not be required to pay an annual premium for such liability insurance in excess of 175% of the last annual premium paid prior to the date of this Agreement (which premium the Company represents and warrants to be $190,000) and if the annual premium exceeds such amount, Parent or the Surviving Corporation shall provide the maximum amount of coverage that can be obtained for such amount.

(b) Existing Company Indemnification. Parent shall not, and shall cause the Surviving Corporation not to, take any action to alter or impair, or seek any propose any action to alter or impair, any exculpatory or indemnification provisions existing in the certificate of incorporation or bylaws of the Surviving Corporation or in the written indemnification agreements set forth on Schedule 5.7(b) for the benefit of any individual who served as a director or officer of the Company at any time prior to the Effective Time.

(c) Parent Indemnification. If (x) from and after the Closing, the Company shall have, or Parent shall have caused the Company, to transfer, sell or otherwise dispose of any assets of the Company (which shall not include any transfers, sales or other dispositions of the capital stock of the Company) to any Person or Persons and (y) after such transfer, sale or other disposition, the fair market value of the assets of the Company and the Subsidiaries is equal to one-third (1/3) or less of the aggregate fair market value of the assets of the Company and the Subsidiaries as of the Closing Date on a consolidated basis, then from and after the first such transfer, sale or other disposition as a result of which the conditions set forth in clause (x) and (y) are met (the “Parent Indemnification Commencement Date”), Parent shall indemnify, defend and hold harmless, and advance expenses to, each individual who served as a director or officer of the Company or any Subsidiary at any time prior to the Effective Time as and to the same extent set forth in the certificate of incorporation of the Surviving Corporation as of the Effective Time, which will read as set forth in Exhibit B, and the bylaws of the Surviving Corporation as of the Effective Time, which will read as set forth in Exhibit C; provided, however, that Parent shall not be required to so indemnify and advance expenses to such persons if, in connection with a sale of all or substantially all of the assets of the Company consummated prior to or as of the Parent Indemnification Commencement Date, the purchaser of such assets has agreed to provide such indemnification and advance such expenses and the third party beneficiaries set forth in Section 5.7(d) are express third party beneficiaries of such obligation of such purchaser.

(d) Third Party Beneficiaries. The directors and officers of the Company entitled to the benefits set forth in this Section 5.7 are intended to be third party beneficiaries of this Section 5.7. This Section 5.7 shall survive the consummation of the Closing and shall be binding on all successors and assigns of Parent and the Company.

Section 5.8 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall use all reasonable efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any dispositions of securities of the Company (including derivative securities with respect to securities of the Company, including, without limitation, any Company Preferred Stock, Company Warrants or Options) resulting from the transactions contemplated by this Agreement by each officer or director of the Company who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby) with respect to equity securities of the Company.

Section 5.9 Publicity. None of the Company, Parent or Merger Sub shall issue or cause the publication of any press release or other announcement with respect to this Agreement or the transactions contemplated hereby without the prior consultation of the other parties hereto, except as may be required by law or by any listing agreement with a national securities exchange as determined in the good faith judgment of the party hereto wanting to make such release. The Company shall file a Current Report on Form 8-K with the SEC attaching this Agreement as an exhibit thereto promptly following the execution hereof.

Section 5.10 Company Warrants. From and after the Effective Time, Parent shall cause the Surviving Corporation to honor the Company Warrants in accordance with the terms thereof and as provided herein by making prompt payment of the Warrant Merger Consideration upon exercise of any Company Warrant.

Section 5.11 Certain Bonuses. Notwithstanding anything to the contrary set forth in Section 5.1, prior to the Effective Time, the Company may, and immediately after the Effective Time, Parent shall cause the Surviving Corporation to, pay, honor or discharge, perform and fulfill, or cause to be paid, honored or discharged, performed and fulfilled, the special success bonuses payable described and in the amounts set forth in Schedule 5.11 to certain officers and employees of the Company in connection with the Closing of the transactions contemplated herein.

Section 5.12 Notifications.

(a) As promptly as practicable following the date hereof, the Company shall deliver to holders of shares of Company Preferred Stock notice contemplated by Sections 2(j)(ii) and (iii) of the certificate of designation of the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, as amended, and Section 4(g) of the certificate of designation of the Series B Preferred Stock, as amended.

(b) As promptly as practicable following the Effective Time, unless sent by the Company prior to the Effective Time, Parent shall cause the Surviving Corporation to send to the former stockholders of the Company notice of consummation of the Merger and shall satisfy in full any other obligations contemplated by Sections 228(e) and 262 of the DGCL.

(c) As promptly as practicable following the date hereof, the Company shall send notice of the execution and delivery of this Agreement, the pending acceleration of the vesting of all unvested Options and the treatment of the Options pursuant to this Agreement to each holder of an unexercised Option, outstanding as of the date of such notice.

Section 5.13 Option Plans. The Board of Directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and the Company shall amend the 2002 Plan and take the actions described on Schedule 5.13 to effectuate the treatment of each outstanding Option at the Effective Time as contemplated by Section 2.2(a) and (b). The Board of Directors (or, if appropriate, any committee thereof) shall adopt such resolutions and take such other action as may be necessary to terminate, as of the Effective Time, any plan, program or arrangement providing for the prospective issuance or grant of any interest in respect of the capital stock of the Company or any of the Subsidiaries.

Section 5.14 Employee Benefit Plans. For purposes of all employee benefit plans (as defined in Section 3(3) of ERISA) and other employment agreements, arrangements and policies of Parent under which an employee’s benefits depends, in whole or in part, on length of service, credit will be given to current employees of the Company and its Subsidiaries for service with the Company or any of its Subsidiaries prior to the Effective Time, provided that such crediting of service does not result in duplication of benefits. Parent shall, and shall cause the Surviving Corporation to, honor in accordance with their terms all employee benefit plans (as defined in Section 3(3) of ERISA) and the other Company Benefit Plans; provided, however, that Parent or the Surviving Corporation may amend, modify or terminate any individual Company Benefit Plan in accordance with its terms and applicable law (including obtaining the consent of the other parties to and beneficiaries of such Company Benefit Plan to the extent required thereunder); provided, further, that, for a period of nine (9) months from the Closing Date, no such amendment, modification or termination shall result in compensation and benefits to the employee, former employees, directors or former directors of the Company or the Subsidiaries (the “Company Employees”) that are less favorable, in the aggregate, than the compensation and benefits that are provided to the Company Employees immediately prior to the Effective Time.

Section 5.15 Tax Certificate. Prior to Closing, the Company shall deliver to Parent a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) in form and substance reasonably acceptable to Parent along with written authorization for Parent to deliver such notice to the IRS on behalf of the Company upon the Closing.

Section 5.16 Resignations. The Company shall use its reasonable best efforts to obtain the resignations of each of the directors of the Company serving in such capacity immediately prior to the Effective Time to be effective no later than the Effective Time.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligation of each party hereto to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions:

(a) Information Statement. The consummation of the Merger is permitted by Rule 14c-2 promulgated under the Exchange Act.

(b) Statutes and Injunctions. No statute, rule, regulation, judgment, order or injunction shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger by any Governmental Entity which prohibits, restrains, or makes illegal the consummation of the Merger.

(c) Governmental Consents. All governmental consents, orders, approvals and waiting periods required for the consummation of the Merger and the other transactions contemplated hereby shall have been obtained and shall be in effect, or, with respect to waiting periods, shall have expired or been terminated, at the Effective Time.

Section 6.2 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by Parent):

(a) Representations and Warranties. Except as a result of action permitted or consented to in writing by Parent pursuant to Section 5.1, the representations and warranties of the Company set forth in this Agreement (i) that are not qualified as to “materiality” or “Company Material Adverse Effect” shall be true and correct in all material respects as of the Closing Date or, in the case of representations and warranties that address matters only as of a particular date, as of such date, and (ii) that are qualified as to “materiality” or “Company Material Adverse Effect” shall be true and correct as of the Closing Date or, in the case of representations and warranties that address matters only as of a particular date, as of such date.

(b) Performance. The Company shall have performed and complied with its covenants and agreements hereunder in all material respects through the Closing.

(c) Officer’s Certificate. Parent shall have received an officer’s certificate duly executed by the principal executive officer and principal financial officer of the Company to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(d) Financing. Parent or Merger Sub shall have obtained the proceeds from the financing contemplated by the Financing Documentation on the terms and subject to the conditions set forth in the Financing Documentation or pursuant to substitute financing arrangements on terms and conditions reasonably satisfactory to Parent and Merger Sub to enable consummation of the Merger; provided, however, that in order for this condition, as it relates to substitute financing, to be satisfied, (A) neither Parent nor Merger Sub shall be required to obtain such substitute financing on terms materially less favorable to Parent or Merger Sub than the terms contemplated by the Financing Documentation and (B) neither Gryphon nor its affiliates shall be required to provide greater than the amount of financing committed under the Equity Financing Letter.

(e) Dissenting Stockholders. None of the stockholders of the Company set forth on Schedule 6.2(e) shall have exercised appraisal rights in accordance with Section 262 of the DGCL and not effectively withdrawn or otherwise lost its respective rights to appraisal with respect to its respective shares of Company Common Stock or Company Preferred Stock.

(f) Third Party Consents. Parent, Merger Sub or the Company shall have obtained at least five (5) of the eight (8) consents or waivers indicated on Schedule 3.5 as being contemplated by this Section 6.2(f).

(g) Management Agreement. The Sentinel Management Agreement shall have been terminated.

(h) Company Options. (A) The Board of Directors (or, if appropriate, any committee thereof) shall have adopted appropriate resolutions, and the Company shall have amended the 2002 Plan, to effectuate the treatment of each outstanding Option at the Effective Time as contemplated by Section 2.2(a) and (b) and (B) no more than nine (9) holders of 1996 Options immediately prior to the Effective Time shall have failed to deliver their consent to the treatment of each outstanding 1996 Option as contemplated by Section 2.2(a) and (b).

(i) Resignation of Directors. Each of the directors of the Company serving in such capacity immediately prior to the Effective Time shall have submitted his or her resignation to be effective no later than the Effective Time.

(j) Stockholder Litigation. No litigation brought by stockholders of the Company arising out of or relating to the transactions contemplated hereby shall be pending which Parent reasonably believes in good faith, after consulting with legal counsel, that there is a material risk that the plaintiff would prevail in such action, and (A) to the extent damages are sought, the amount of damages which the plaintiff would reasonably be expected to be awarded in the event the plaintiff prevailed in such action would exceed $500,000 or (B) to the extent equitable relief is sought, the form of relief would be to rescind the Merger.

(k) Absence of Liquidation Event. The holders of a majority of the outstanding shares of Series B Preferred Stock shall not have determined to treat the Merger as a “Liquidation Event” (as such term is used in the certificate of designation of the Series A-1 Preferred Stock) or to receive the “Liquidation Value” (as such term is used in the certificate of designation of the Series B Preferred Stock).

Section 6.3 Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to effect the Merger is subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by the Company):

(a) Representations and Warranties. The representations and warranties of each of Parent and Merger Sub set forth in this Agreement (i) that are not qualified as to “materiality” shall be true and correct in all material respects as of the Closing Date or, in the case of representations and warranties that address matters only as of a particular date, as of such date, and (ii) that are qualified as to “materiality” shall be true and correct as of the Closing Date or, in the case of representations and warranties that address matters only as of a particular date, as of such date.

(b) Performance. Parent and Merger Sub shall have each performed and complied with its respective covenants and agreements hereunder in all material respects through the Closing.

(c) Officer’s Certificate. The Company shall have received an officer’s certificate duly executed by the principal executive officer and principal financial officer of Parent to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

(d) Exchange Fund. Parent shall have deposited with the Paying Agent the aggregate amount of the Common Stock Merger Consideration and the Preferred Stock Merger Consideration.

Section 6.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition to its obligation to consummate the Merger set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable efforts to consummate the Merger and the other transactions contemplated by this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination. Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time (whether before or after stockholder approval):

(a) by the mutual written consent of the Company and Parent; or

(b) by either of the Company or Parent:

(i) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; or

(ii) if the Effective Time shall not have occurred on or before August 31, 2004 (the “Outside Date”); provided, however, that, a party hereto may not terminate the Agreement pursuant to this Section 7.1(b)(ii) if its failure to perform any of its obligations under this Agreement results in the failure of the Effective Time to occur by such time; provided, further, that the Outside Date shall be extended day-by-day for each day during which any party hereto shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger; provided, further, that the Outside Date shall be extended day-by-day for each day as necessary to satisfy the condition set forth in Section 6.1(a); provided, further, that notwithstanding the foregoing, the Outside Date shall not be extended past October 31, 2004; or

(c) by the Company:

(i) if the Board of Directors shall have effected a Change of Recommendation; provided, however, that it shall be a condition to the exercise of this right of termination that it shall have complied with the conditions to taking such action set forth in Section 5.2(d);

(ii) if (A) the representations and warranties of Parent and Merger Sub set forth in this Agreement shall not be true and correct such that the condition set forth in Section 6.3(a) would not be satisfied as of the Closing Date, and (B) the underlying inaccuracy has continued without cure for a period of twenty (20) calendar days after Parent has delivered written notice of the inaccuracy to the Company;

(iii) if (A) Parent or Merger Sub shall have breached or failed to perform or comply with any covenant or agreement set forth in this Agreement such that the condition set forth in Section 6.3(b) would not be satisfied, and (B) the breach or failure has continued without cure for a period of twenty (20) calendar days after the Company has delivered written notice of the breach or breaches to Parent;

(iv) if (A) any of the stockholders of the Company set forth on Schedule 7.1(c)(4) shall have exercised appraisal rights in accordance with Section 262 of the DGCL, (B) such stockholder has not effectively withdrawn or otherwise lost its respective rights to appraisal with respect to its respective shares of Company Common Stock or Company Preferred Stock within forty-five (45) calendar days after the exercise of such appraisal rights, and (C) Parent and Merger Sub have not effectively waived the condition to the obligations of Parent and Merger Sub to effect the Merger set forth in Section 6.2(e) with respect to such stockholder within forty-five (45) calendar days after the exercise of such appraisal rights;

(v) if (A) Parent shall have delivered to the Company any Potential Financing Failure Notice, and (B) the event giving rise to such notice has not been cured within twenty (20) calendar days after the event giving rise to the delivery of the Potential Financing Failure Notice; or

(vi) if the Effective Time shall not have occurred on or before (A) the forty-fifth (45th) calendar day following the date of mailing of the Information Statement to the Company’s stockholders, if the SEC shall not have indicated that it will review the Information Statement, or (B) the thirtieth (30th) calendar day following the date of mailing of the Information Statement to the Company’s stockholders, if the SEC shall have indicated that it will review the Information Statement, in each case because the failure of the Effective Time to have occurred has been the result solely of the failure to have satisfied or waived the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 6.2(d) on or before the date of such termination; or

(d) by Parent:

(i) if (A) the representations and warranties of the Company set forth in this Agreement shall not be true and correct such that the condition set forth in Section 6.2(a) would not be satisfied as of the Closing Date, and (B) the inaccuracy has continued without cure for a period of twenty (20) calendar days after Parent has delivered written notice of the inaccuracy to the Company;

(ii) if (A) the Company shall have breached or failed to perform or comply with any covenant or agreement set forth in this Agreement such that the condition set forth in Section 6.2(b) would not be satisfied, and (B) the breach or failure has continued without cure for a period of twenty (20) calendar days after Parent has delivered written notice of the breach or breaches to the Company; or

(iii) if (A) the Company shall have delivered to Parent any Material Adverse Effect Notice, and (B) the event giving rise to such notice has not been cured within twenty (20) calendar days after the event giving rise to the delivery of the Material Adverse Effect Notice.

Section 7.2 Effect of Termination.

(a) Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given to the other party or parties hereto specifying the provision hereof pursuant to which such termination is made, and this Agreement (other than Sections 5.6, 7.1, 8.1, 8.2, 8.5, 8.6, 8.7, 8.8, 8.9, 8.10, 8.11, 8.12, 8.13, 8.14, 8.15, 8.16 and 8.17 and this Section 7.2) shall forthwith become null and void, and there shall be no liability on the part of Parent or the Company, except as provided in this Section 7.2; provided, however, that nothing in this Section 7.2 shall relieve any party hereto from liability for any breach (occurring prior to any such termination) of any of the representations, warranties, covenants or agreements set forth in this Agreement.

(b) Parent Expenses. If this Agreement is terminated pursuant to Section 7.1(d)(i), the Company shall reimburse Parent for an amount equal to 50% of the sum of Parent’s Expenses; provided, however, that in no event shall the Company be obligated to reimburse Parent for an amount greater than $500,000 pursuant to the obligation set forth in this sentence. If this Agreement is terminated pursuant Section 7.1(d)(ii), the Company shall reimburse Parent for an amount equal to 50% of the sum of Parent’s Expenses; provided, however, that in no event shall the Company be obligated to reimburse Parent for an amount greater than $850,000 pursuant to the obligation set forth in this sentence.

(c) Company Expenses. If this Agreement is terminated pursuant to Section 7.1(c)(ii), Parent shall reimburse the Company for an amount equal to 50% of the sum of the Company’s Expenses; provided, however, that in no event shall Parent be obligated to reimburse the Company for an amount greater than $500,000 pursuant to the obligation set forth in this sentence. If this Agreement is terminated pursuant Section 7.1(c)(iii), Parent shall reimburse the Company for an amount equal to 50% of the sum of the Company’s Expenses; provided, however, that in no event shall Parent be obligated to reimburse the Company for an amount greater than $850,000 pursuant to the obligation set forth in this sentence.

(d) Termination Fee. As a condition precedent to the termination of this Agreement pursuant to Section 7.1(c)(i), the Company shall pay to Parent a termination fee equal to one million five hundred thousand dollars ($1,500,000), payable by wire transfer of same day funds to an account designated by Parent.

(e) Acknowledgement. Each party hereto acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties hereto would not enter into this Agreement. The payments to be made pursuant to this Section 7.2 shall be paid, subject to the satisfaction of the conditions for the payment of such amounts set forth herein, regardless of any alleged breach by the party hereto entitled to receive such payments of its obligations hereunder; provided, however, that no payment made pursuant to this Section 7.2 shall operate or be construed as a waiver by the party hereto making such payment of any breach of this Agreement by the party hereto receiving such payment or of any rights of the party hereto making such payment in respect thereof.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any Schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

Section 8.2 Fees and Expenses. Except as provided in Section 1.6 or Section 7.2, all fees and expenses incurred by or on behalf of either party hereto in connection with this Agreement and the transactions contemplated by this Agreement, including, without limitation, the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party hereto incurring such fees and expenses.

Section 8.3 Amendment. This Agreement may be amended, modified or supplemented only by a written agreement of the parties hereto executed and delivered by duly authorized officers of each of the parties hereto at any time prior to the Closing; provided, however, that no material amendment, modification or supplement of this Agreement shall be made unless approved by the stockholders of the Company.

Section 8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.3, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.5 Definitions. For purposes of this Agreement:

“Business Day” shall mean any day on which commercial banks are open for business in New York, New York other than a Saturday, Sunday or a day observed as a commercial bank holiday in New York, New York under the laws of the State of New York or the federal laws of the United States of America.

“Company Material Adverse Effect” shall mean a material adverse effect on the assets, liabilities, business, results of operations, or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or on the ability of the Company to consummate the transactions contemplated by this Agreement (excluding any change or effect (a) resulting from general economic conditions affecting the United States economy as a whole, (b) resulting from the public announcement of the transactions contemplated by this Agreement, or (c) primarily resulting from actions taken by Parent or Merger Sub without the written consent of the Company (other than the actions contemplated by Schedule 8.5A)).

“Company P.C.” means each professional corporation with which the Company or any Subsidiary has entered into a management services agreement.

“Confidentiality Agreement” means the Confidentiality Agreement, dated December 29, 2003, by and between Parent, the Company and certain stockholders of the Company.

“Environmental Law” means any federal, state or local law, statute, regulation, rule or ordinance regulating the protection of human health and safety or the environment, including, but not limited to, laws relating to releases or threatened releases of Hazardous Materials into the environment.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Expenses” means all reasonable out-of-pocket expenses payable to or incurred by third parties (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the consummations of the transactions contemplated hereby.

“Intellectual Property” means United States and foreign trademarks, service marks, trade names, trade dress, domain names, logos, business and product names, and slogans including registrations and applications to register or renew the registration of any of the foregoing; copyrights and registrations or renewals thereof; United States and foreign letters patent and patent applications, including all reissues, continuations, divisions, continuations-in-part or renewals or extensions thereof; inventions, processes, designs, formulae, trade secrets, know-how, confidential business and technical information; software and computer programs of any kind whatsoever (including, without limitation, all modeling software in both source code and object code versions) and all documentation relating thereto; Internet websites; mask works and other semiconductor chip rights and registrations or renewals thereof; and all other intellectual property and proprietary rights, tangible embodiments of any of the foregoing (in any form or medium including electronic media), and licenses of any of the foregoing.

“Knowledge” means, with respect to the Company, the actual knowledge after reasonable investigation of those directors, officers and employees of the Company set forth on Schedule 8.5B.

“Liabilities” shall mean any and all liabilities and obligations, whether accrued or unaccrued, fixed or contingent, matured or unmatured, known or unknown, or otherwise.

“Lien” means any mortgage, pledge, security interest, right of first refusal, option, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against the Company, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute (other than to reflect ownership by a third party of property leased to the Company under a lease which is not in the nature of a conditional sale or title retention agreement), or any subordination arrangement in favor of another person.

“Permitted Liens” means (i) Liens for Taxes or assessments and similar charges, which either are (a) not delinquent or (b) being contested in good faith and by appropriate proceedings, and adequate reserves (as determined in accordance with GAAP, consistently applied) have been established on the Company’s books with respect thereto, and (ii) with respect to real property (whether owned or leased) only, (A) mechanics’, materialmen’s or contractors’ Liens or encumbrances or any similar statutory Lien or restriction for amounts not yet due and payable, (B) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the real property which are not violated by the current use and operation of the real property, and (C) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the real property which do not materially impair the occupancy or use of the real property for the purposes for which it is currently used in connection with the Company’s business, (iii) with respect to intellectual property (whether owned or leased) only, non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business, (iv) with respect to leased personal property only, Liens on leased personal property securing obligations of the lessor, and (v) Liens securing the obligations under the Credit Agreement, dated May 15, 2003, by and between the Company and General Electric Capital Corporation.

“Person” means any individual, corporation, limited liability company, partnership, association, trust or unincorporated organization or any other entity, organization or group, including, without limitation, any Governmental Entity.

“Subsidiary” means any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more of the other Subsidiaries of the Company or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more Subsidiaries of the Company or a combination thereof.

“Wholly Owned Subsidiary” means any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, all of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned directly by the Company or one or more of the other Wholly Owned Subsidiaries of the Company or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, all of the partnership or other similar ownership interest thereof is at the time owned directly by the Company or one or more Wholly Owned Subsidiaries of the Company or a combination thereof.

Section 8.6 Assignment. This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties, provided, however, that Parent and Merger Sub may (i) assign any or all of its rights and interests hereunder to one or more of their affiliates and (ii) designate one or more of their affiliates to perform its obligations hereunder; provided, further, that, in any or all such cases, Parent and Merger Sub nonetheless shall remain responsible for the performance of all of its obligations hereunder.

Section 8.7 Interpretation; Construction; Mutual Drafting. For all purposes of this Agreement, unless otherwise expressly provided or unless the context requires otherwise: (a) the terms defined in this Agreement may include both the plural and singular, as the context may require; (b) the words “herein”, “hereto” and “hereby”, and other words of similar import, refer to this Agreement as a whole and not to any particular Article, Section or other subdivision of this Agreement; (c) references to Articles, Sections, clauses, subclauses, subparagraphs, Annexes, Exhibits and Schedules are references to Articles, Sections, clauses, subclauses, subparagraphs, Annexes, Exhibits and Schedules of this Agreement; (d) the words “including” and “include” and other words of similar import shall be deemed to be followed by the phrase “without limitation” whether or not they are in fact followed by such phrase or words of like import; (e) the word “if” and other words of similar import shall be deemed to be followed by the phrase “and only if” whether or not it is in fact followed by such phrase or words of like import; (f) any reference herein to a statute, rule or regulation of any Governmental Entity (or any provision thereof) shall include such statute, rule or regulation promulgated thereunder (or provision thereof), including any successor thereto, as it may be amended from time to time; (g) any reference to “dollars” or “$” shall mean United States dollars; and (h) whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa. No party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any party. The Exhibits, Annexes and Schedules to this Agreement are hereby incorporated and made a part of this Agreement for all purposes as if fully set forth in this Agreement.

Section 8.8 Entire Agreement. This Agreement, Sections 1, 2 and 6 of the Confidentiality Agreement, the Majority Stockholder Written Consent and the Letter Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. The Exhibits, Annexes and Schedules to this Agreement are hereby incorporated and made a part of this Agreement for all purposes as if fully set forth in this Agreement. No party has made, and no party is relying upon, any representation or warranty, express or implied, other than those specifically set forth in this Agreement and the Schedules attached hereto or in the documents and certificates delivered pursuant to this Agreement. Inclusion of any information in the Schedules shall not be construed as an admission that such information is material to the Company or the Subsidiaries.

Section 8.9 Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 8.10 Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. This Agreement or any counterpart may be executed and delivered by facsimile copies, each of which shall be deemed an original.

Section 8.11 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telegram, facsimile or telex, or by registered or certified mail (postage prepaid, return receipt requested) or by an overnight courier service to the other party at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub, to:

Bright Now! Dental, Inc.

201 E. Sandpointe, Suite 200

Santa Ana, California 92707

Facsimile: (714) 428-1300

Attention: Steven C. Bilt

with a copy (which shall not constitute notice to Parent or Merger Sub) to:

Latham & Watkins LLP

505 Montgomery Street, Suite 1900

San Francisco, California 94111

Facsimile: (415) 395-8095

Attention: Jeffrey T. Pero, Esq.

(b) if to the Company, to:

Castle Dental Centers, Inc.

3701 Kirby Drive, Suite 550

Houston, Texas 77098

Facsimile: (713) 490-8420

Attention: John M. Slack

with a copy (which shall not constitute notice to the Company) to:

Haynes and Boone, LLP

1000 Louisiana St., Suite 4300

Houston, Texas 77002

Facsimile: (713) 547-2600

Attention: John W. Menke, Esq.

Sentinel Capital Partners II, L.P.

c/o Sentinel Capital Partners, L.L.C.

777 Third Avenue, 32nd Floor

New York, New York 10022

Facsimile: (212) 688-6513

Attention: David S. Lobel/Paul F. Murphy

Kirkland & Ellis LLP

Citicorp Center

153 East 53rd Street

New York, New York 10022

Facsimile: (212) 446-4900

Attention: Frederick Tanne, Esq./Drew Grabel, Esq.

Section 8.12 Parties in Interest; No Third Party Beneficiaries; Joint and Several Obligations. This Agreement shall be binding upon and inure solely to the benefit of each party and its successors and permitted assigns and, except as provided in Sections 5.7 and this Section 8.12, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The representations, warranties, covenants and agreements of either or both of Parent and Merger Sub hereunder are, in all respects, joint and several obligations of each of Parent and Merger Sub.

Section 8.13 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, all other terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any party hereto.

Section 8.14 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law principles thereof or of any jurisdiction that would cause the application of the law of any jurisdiction other than the State of New York.

Section 8.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 8.16 Submission to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America, in each case located in New York County, for any litigation arising out of or relating to this Agreement or the transactions contemplated hereby (and agrees not to commence any litigation relating hereto or thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in this Agreement shall be effective service of process for any litigation brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Agreement or the transactions contemplated hereby in the courts of the State of New York or the United States of America, in each case located in New York County, hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum.

Section 8.17 Specific Performance; Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the State of New York or of the United States located in the State of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, and each party will not attempt to deny or defeat personal jurisdiction or venue in any such court by motion or other request for leave from any such court, this being in addition to any other remedy to which they are entitled at law or in equity.

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IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

BRIGHT NOW! DENTAL, INC.

By:	/s/ Steven C. Bilt

Name:	Steven C. Bilt
Title:	President and Chief Executive Officer

DRAWBRIDGE ACQUISITIONS, INC.

By:	/s/ Kurtis Kaull

Name:	Kurtis Kaull
Title:	Treasurer and Secretary

CASTLE DENTAL CENTERS, INC.

By:	/s/ John M. Slack

Name:	John M. Slack
Title:	Interim Chief Executive Officer

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